
11007763


The
Advisory
Board
Company

2011 ANNUAL REPORT

The Advisory Board Company is a **research**, **consulting,** and **technology** services firm focused on the health care and higher education industries.

We partner with executives and their teams through a unique membership model and serve a network of over 3,200 organizations.

When faced with their toughest challenges, executives turn to us for **strategic guidance** and **performance improvement solutions**.

Contents

THE ADVISORY BOARD COMPANY IN BRIEF

The first place the world's great health care and education organizations turn to solve their most complex challenges.

The Advisory Board Company is a leading service provider to the health care and education industries, hardwiring performance improvement through best practice research, software tools, and consulting and management services.

Our services are provided through 50 subscription-based membership programs to over 3,200 institutions. These include hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions.

Our business model is predicated on the view that there are economies of intellect in the sectors we serve—compelling advantages to large numbers of key players collaborating to identify specific opportunities that have the potential to shape their industries. Through our membership programs, we illuminate these opportunities and provide the services and support to hardwire the critical performance improvement required for meaningful change.

By providing a standardized set of services, we are able to spread our largely fixed program cost structure across our membership base of participating organizations. This economic model permits members to learn about industry best practices and access hosted software solutions at a fraction of the cost of customized analysis, consulting services, or software development provided by other business services firms.

We strive to provide our members with an unparalleled level of service. Our hope is that our members recognize our dedication to intelligent support and, therefore, maintain a long-term commitment to working with us.



REPRESENTATIVE ADVISORY BOARD MEMBERS

ACADEMIC MEDICAL CENTERS

Beth Israel Medical Center
Brigham and Women's Hospital
Glendale Adventist Medical Center
Hospital of the University of Pennsylvania
Indiana University Medical Center
Johns Hopkins Health System
Loyola University Health Systems
Massachusetts General Hospital
Montefiore Medical Center
MUSC Medical Center
New York University Langone Medical Center
Northwestern Memorial Hospital
Ohio State University Medical Center
Ronald Reagan UCLA Medical Center
Rush University Medical Center
Stanford Hospital and Clinics
UCSF Medical Center
UMass Memorial Healthcare
University of Arkansas for Medical Sciences
University of Michigan Health System
University of Virginia Health System
University of Wisconsin Hospital and Clinics
Wake Forest University Baptist Medical Center
Yale-New Haven Hospital

TEACHING HOSPITALS

Albert Einstein Medical Center
Beaumont Hospitals
Detroit Medical Center
Detroit Receiving Hospital & University Health Center
Fletcher Allen Health Care
Grady Health System
Harborview Medical Center
Harper University Hospital
Harris County Hospital District
Johns Hopkins Bayview Medical Center
Lenox Hill Hospital
Long Beach Memorial Medical Center
Overlook Hospital
Parkland Health and Hospital System
Queens Hospital Center
Rhode Island Hospital
Saint Mary's Hospital
Scott and White Memorial Hospital
Sinai Hospital of Baltimore
St. Luke's Episcopal Hospital
St. Luke's-Roosevelt Hospital Center
St. Vincent Healthcare
University Health Systems of Eastern Carolina

MAJOR HEALTH SYSTEMS

Adventist Health
Advocate Health Care
Ardent Health Services
Atlantic Health
Aurora Health Care
Baptist Health System
Baylor Health Care System
BJC Healthcare
Bon Secours Health System, Inc.
Carilion Clinic
Catholic Health Initiatives - Corporate Office
Catholic Healthcare Partners
Catholic Healthcare West
Cedars-Sinai Medical Center
Clarian Health Partners, Inc.
Continuum Health Partners
Fairview Health Services
HCA-The Healthcare Company
HealthEast Care System
Henry Ford Health System
IASIS Healthcare Corporation
Intermountain Health Care, Inc.
Legacy Health System
New York City Health & Hospitals Corporation
OSF Healthcare System
Partners HealthCare
Providence Services
Scripps Health
Sharp HealthCare
SSM Health Care Corporate Office
Sutter Health
Swedish Health Services
Tenet Healthcare Corporation
Texas Health Resources
Trinity Health
UPMC
Veterans Integrated Health Networks

CLINICS AND SPECIALTY HOSPITALS

Baptist Memorial Hospital for Women
Children's Healthcare of Atlanta
Children's Hospital of Los Angeles
Children's Medical Center of Dallas
Children's National Medical Center
Cleveland Clinic Foundation
Dana-Farber Cancer Institute



Gillette Children's Specialty Healthcare
Hospital for Special Surgery
Kaiser Foundation Hospitals Corporate Offices
Karmanos Cancer Institute
Mayo Foundation
Memorial Sloan-Kettering Cancer Center
Methodist Specialty and Transplant Hospital
Moffitt Cancer Center
Nemours
Ochsner Clinic Foundation
RML Specialty Hospital
Roswell Park Cancer Institute
University of Texas MD Anderson Cancer Center
University Specialty Hospital

COMMUNITY HOSPITALS

Battle Creek Health System
Cape Cod Hospital
Cape Fear Valley Health System
Charleston Area Medical Center
Danbury Hospital
DCH Regional Medical Center
East Jefferson General Hospital
Eastern Maine Medical Center
Gratiot Medical Center
Heartland Regional Medical Center
Huntington Memorial Hospital
Lancaster General Hospital
Lutheran Hospital
Maimonides Medical Center
Maine Medical Center
Medical Center of Central Georgia
Mississippi Baptist Health System
Northside Hospital
Norwalk Hospital
Platte Valley Medical Center
The Reading Hospital & Medical Center
Resurrection Medical Center
Rural Wisconsin Health Cooperative
Saint Joseph Regional Medical Center
Sibley Memorial Hospital
St. Luke's Hospital
St. Luke's Regional Medical Center
St. Mary's Regional Medical Center
Tucson Medical Center
West Georgia Health System

HEALTH CARE CORPORATIONS

Abbott Vascular
Aetna Life Insurance Company
Aptium Oncology
Boston Scientific Corporation
Bristol-Myers Squibb
California HealthCare Foundation
Cardinal Health Inc.
Covidien Ltd.
e+ Cancer Care
Edwards Lifesciences Corporation
Eli Lilly & Company
GE Healthcare Integrated IT Solutions Group
Hammes Company
Hewlett-Packard Company
Hill-Rom
HOK Group, Inc.
Kaiser Permanente
Kimberly-Clark Corporation
McKesson Corporation
Medtronic, Inc.
Microsoft Health Solutions Group
Novartis Pharmaceuticals Corporation
Ortho-McNeil Pharmaceutical
Philips Healthcare
Sanofi-Aventis Pharmaceuticals
Sheridan Healthcare, Inc.
Siemens Medical Solutions USA
SmithGroup
Stryker Orthopaedics Mahwah Campus
Varian Medical Systems

UNIVERSITIES

Baylor University
California Institute of Technology
Carnegie Mellon University
Duke University
Georgetown University
Indiana University
Kent State University
New York University
Oregon State University
Syracuse University
University of California, Berkeley
University of Miami
University of Nebraska
University of Utah
Vanderbilt University
Virginia Polytechnic Institute & State University
Wake Forest University
Washington University
William Marsh Rice University

Annual Revenues
for Fiscal Years Ending March 31
(In Millions)



$189.8
$219.0
$230.4
$239.3
$290.2
'07
'08
'09
'10
'11

Contract Value per Member
as of March 31
(In Thousands)



$75.2
$83.6
$81.9
$87.5
$95.6
'07
'08
'09
'10
'11

Adjusted Earnings per Diluted Share[1]
for Fiscal Years Ending March 31



$1.83
$2.18
$1.86
$1.66
$1.73
'07
'08
'09
'10
'11

Adjusted Cash Flow from Operations[2]
for Fiscal Years Ending March 31
(In Millions)



$57.2
$66.3
$40.0
$46.7
$53.0
'07
'08
'09
'10
'11

[1] Adjusted results are not presented in accordance with accounting principles generally accepted in the United States (GAAP). See page 15 for a reconciliation of GAAP to adjusted results.

[2] FY07, FY08, FY09 and FY11. Adjusted Cash Flow from Operations is not a GAAP measure and includes $7.0 million, $6.0 million, $0.3 million, and $2.6 million respectively, in tax benefits associated with the exercise of employee stock options recorded under GAAP as cash flow from financing activities.

TO OUR SHAREHOLDERS

"Our outstanding member renewal performance of 91% for the year—the highest level since 2005—affirms both our product quality and member satisfaction, and is evidence of our strong platform for future growth."



In a year that has brought continued change and complexity to the industries we serve, I am proud to report that The Advisory Board Company remains the trusted partner to health care and education organizations, delivering exceptional value through our research programs, software-based programs, and management and advisory services programs. As our customers—our members—strive to simultaneously improve current performance and prepare for future structural industry changes, we have continued to innovate to meet their needs. Our outstanding member renewal performance of 91% for the year—the highest level since 2005—affirms both our product quality and member satisfaction, and is evidence of our strong platform for future growth.

A key reason we are able to meet the wide array of member needs in this complex time is the robust portfolio of products and services we have invested in building over the last several years. In today's dynamic market, members are asking that we not only drive insight around new topics, such as value-based purchasing and meaningful use, but also work with them in deeper, more comprehensive ways, offering software and services to partner with them in the transformation the market demands. As such, we launched five new programs this year to bring our total number to 50, through which we now serve a total membership of over 3,200 institutions.

Having seized the opportunity offered by this unique environment to expand and deepen our member relationships, it is gratifying to see this approach bear fruit. Members' sustained, urgent demand for our products and services is evidenced by both our 21% revenue growth and by our 19% growth in contract value over last year at this time. Through strong financial management, we were able to achieve these results while also maintaining a solid balance sheet and strong cash position, returning cash to shareholders through our share repurchase plan, and continuing to make important investments in future growth.

In all, our member relationships, comprehensive portfolio of products and services, and ongoing value-focused innovation position us extremely well for the future. As we continue to expand our reach and impact across the industries we serve, I remain confident in—and excited about—our future prospects.

A Virtuous Cycle of Expanding Member Impact

Our long-standing focus on delivering substantial member impact continues to guide all our work and innovation, and has been critical to our success in a complex environment. As we deepen and expand our relationships with members, our ability to inflect their performance increases commensurately, thereby enhancing their trust in—and reliance on—our products and services. We have always enjoyed this virtuous cycle of partnership, results, and growing relationships. As our own capabilities grow, this cycle becomes even more powerful.

For example, one health system in the Northeast has modeled this cycle and expanded its work with us over the last several years. Now participating in 14 of our programs, the institution not only is deeply engaged with our research programs

YEARS OF EXPERIENCE
25

PROGRAMS
50

EMPLOYEES
1,600

MEMBER INSTITUTIONS
3,200

INDUSTRY LEADERS SERVED
125,000

U.S. INPATIENT ADMISSIONS FLOWING THROUGH OUR TECHNOLOGY PROGRAMS
33%

USER SESSIONS ANNUALLY OF OUR SOFTWARE TOOLS
1 MILLION

(with more than 250 individuals at the hospital regularly using our online resources, attending our meetings, and/or participating in our teleconferences), but also is a keen member of our Crimson physician practice management program, having documented both improvement in key quality measures and $2.9 million in savings as a result of its participation. Our importance to this health system's top physician alignment initiatives was most recently underscored by the executives' decision to work with us on a new talent development project with fifty of their physicians, an undertaking that the institution's chief medical officer considers a key component of their accountable care strategy.

In another example, a 13-hospital system in the Midwest has grown its Advisory Board portfolio to eight programs comprising both research and software memberships. Having used our revenue cycle performance program to decrease A/R days by 24% in 2009 and increase POS cash collection by 50% in 2010, this institution's leadership team now views us as its strategic partner in its revenue cycle work. Actively partnering with our team on issues including shared savings, ICD-10, and new product development, the CFO is involved in every step of our forward-thinking agenda for the revenue cycle.

It is extremely fulfilling to see the impact our work provides for our members and to know that every success strengthens our member relationships. Each story illustrates how our expanded products and services have positioned us to meet member requests and deliver value where it is most needed. Together, on a macro level, the results are stunning: we have documented—through individual case studies signed off by our members—cumulative member value totaling over $1.5 billion over just the last four years.

Increasing Breadth and Depth of Offerings

A key contributing factor in delivering increasing value to our members has been our continued investment in evolving and improving the ways we serve them. First, through innovations across our research programs—including online data, implementation guides, audit toolkits, and customizable forecasting and decision-support tools—we have enhanced the usability of our research and the ease with which members can apply our insights. The feedback on these delivery channels for our syndicated research has been outstanding, and we are pleased at the impact they have had.

The addition of software-based memberships several years ago opened a new method of delivering outstanding member impact at scalable economics. These programs provide members with hosted, web-based access to data from their own institutions (drawing from disparate source systems) in a new, more accessible, and more actionable way, and complement it with the insights of our traditional best practice research. This unique marriage of intelligently designed, industry-specific business intelligence and software tools with research-proven best practices has proven to be particularly impactful, and, by embedding best practice into daily workflow, creates a "pull" dynamic, drawing key players at member institutions to our resources and further strengthening our relationships with members.

Through best practice installation, we have long worked with individual institutions on targeted initiatives to improve performance. Recently, we have made investments to offer even deeper levels of services and value delivery to our members. The addition of hospital-physician integration and physician practice expertise through our acquisition of Southwind has enabled us to provide strategic and operational support services to health system executives responsible for aligning the interests and behavior of physicians in order to achieve key clinical quality and financial performance goals.

Perhaps most exciting has been our ability to work with members across our expanded portfolio of products and services to offer members full solutions in their most important strategic terrains. A new breed of engagements comprising the relevant assets from our research, software-based, and management and advisory services programs is allowing us to work more closely with members, offer a one-stop shop for their needs, and drive greater performance improvement at their institutions. Given member reaction and the strong impact these engagements drive, we expect to continue to innovate and offer more cross-program solutions engagements in key terrains going forward.

Maintaining Our Growth Trajectory

In fiscal year 2011, we continued the successful execution of our growth strategy. I am proud to report that our revenue and contract value performance affirmed our decision to invest in order to take advantage of unique opportunities of the current market. The new products we launched last year have proven to offer superior value for our members, and, with strong market interest, they continue to gain additional scale this year. Further, we also launched five impactful new programs in the past year to meet member demand.

This year's three new software program launches were focused in highly leveraged areas. First, in the revenue cycle terrain, we launched the Clinical Denials Prevention Program, which hardwires a best practice approach to patient precertification, automating the authorization, retrieval, and submission process in order to prevent related denials. Our revenue cycle portfolio continues to be both a critical area for our members and a focus for our new product development work.

Our other two new software program launches, Employee Health Performance Program and Crimson Care Registry Program, both provide tools critical to success today and under future value-based payment structures. Crimson Care Registry helps physicians improve patient care by providing actionable and customizable prompts during care delivery, capturing clinical information, and aligning physician quality across the ambulatory setting. The Employee Health Performance Program provides hospitals with the key tools necessary for improving care while reducing waste and avoidable benefits costs for their employee populations. Both tools help improve outcomes, reduce costs of care, and build a strong track record to help member health systems succeed under new payment models that entail the assumption of additional risk. All three of this year's software-based memberships are off to an outstanding start, as are this year's two new research programs, which serve hospitals' IT function and Community College Executives, respectively.

Our Community College program marks our fourth program to serve the higher education vertical and enhances the strong portfolio we have built in that space over the past four years. As we increase our footprint in this sector, we are excited by the issue sets, our strong base of members, our ability to inflect performance in key areas, and the potential for future expansion off the foundation we are building today.

Over the last several years, we have begun to incorporate selective acquisitions into our growth strategy. Our regular course of research surfaces key areas of member need, as well as innovative and distinctive best practice solutions. Over time, there have been a handful of companies whose products and services stand apart for being truly high-impact, notably: Crimson, Southwind, Concuity, and Cielo. Each of these met our rigorous acquisition criteria—including clear fit with long-term growth strategy, important member issue, complementary technology platform, and attractive economics—and have proven to be very strong additions to our portfolio. Looking ahead, we anticipate continuing to make select, targeted acquisitions to supplement our organic growth strategy.

On a more macro level, it is clear that our new capabilities have been key to driving strong top-line growth. Today, our software memberships comprise more than 50% of our total contract value (up from less than 5% six years ago), with over 1,000 organizations participating, representing over 1,500 memberships. It is exciting to cross these important milestones and see our growth strategy continue to bear fruit.

With the many opportunities before us to deepen our work with our members, we believe that moving fast to do so in today's unique market will provide us important advantages and scale going forward. Given that, we will continue to target four to five new program launches per year, drawn from our new product pipeline of more than 25 new programs in development. Looking ahead, we are well positioned for future growth due to our robust new product development machine, strong balance sheet and cash flow, expanding addressable market, committed talent base, and unique business model. We remain squarely focused on continuing our growth path as a scalable, high-growth company that provides world-class programs and services to our members.

Delivering Strong Financial Results

Our financial results across all key metrics—income statement, contract value, cash flow, and balance sheet—reflect our strong performance over the fiscal year. Our outstanding 91% overall renewal rate helped drive both our 21% revenue growth and our 19% contract value growth. In addition, our membership base grew nearly 9% to 3,243 institutions, and average contract value per member increased 9% to $95,606. Our cash flow, which exceeded two times net income for the year, has allowed us to fund growth initiatives while maintaining a strong balance sheet with approximately $7 per share in cash and marketable securities, and no debt.

Looking ahead with the benefit of our model's strong visibility, I am pleased that we project continued rapid growth for the 2011 calendar year, along with strong earnings growth and margin expansion. We are very excited to be delivering against our traditional formula of strong top-line growth and margin expansion with continued strong cash flow—an outstanding combination that allows us to deliver robust earnings while also investing in future growth.

Cultivating Our Talent Asset

No single factor is as important to our future prospects as our 1,600 employees whose engagement, drive, and remarkable expertise made possible our achievements this year. Their unwavering commitment to excellence and steadfast dedication to serving our members are critical to our outstanding products and services, our continuous innovation, and, most importantly, our tremendous member impact.

As such, it is a top firm priority to nurture and cultivate talent. We are aware that by attracting, engaging, developing, and retaining superior staff at all levels of the organization, we are serving as stewards of The Advisory Board Company's most critical asset. Because of our exceptional culture, mission, and investment in engaging and developing our employees, we are able to report that our employee base hails from the best undergraduate and graduate programs, technology outfits, consulting firms, and health care institutions in the world. Our strong success in recruitment and retention means that we remain an employer of choice for star talent in both the local and national job market.

With firm leaders who are passionate about developing their teams, growing the business, and delivering member value, as well as employees throughout the organization who aspire to innovation and excellence, there can be no doubt as to our ability to make meaningful improvements to our members' organizations and, more broadly, to the industries we serve.

Closing Thoughts

As I close this letter, I reflect on the fact that this is our first annual report with our new logo—changed to reflect both the evolution of our business and the transformative changes occurring in the health care and higher education industries. The mark is a stylized "A" inspired by one of Thomas Jefferson's most visionary inventions, the revolving bookstand; holding five books open at adjustable angles to allow the reader to consult multiple works at once, the revolving bookstand was an innovative early "database." Our new logo symbolizes our commitment to thought leadership and innovation, as well as information and data excellence, and reflects the many ways that we have evolved to respond to members' changing needs.

With all our innovation and change, it remains The Advisory Board Company's great privilege to serve as the trusted partner to our members and my personal privilege to lead a team of extremely talented individuals who demonstrate unflagging commitment to advancing our mission. I continue to be confident in our future prospects and our ability to effect meaningful positive change in the health care and education industries. I close with my appreciation for your interest and support.



Robert Musslewhite
Chief Executive Officer

FISCAL YEAR 2011
Financial Review

SELECTED FINANCIAL DATA

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2007, 2008, 2009, 2010, and 2011 and for the five fiscal years in the period ended March 31, 2011 have been derived from our financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the Notes to the consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended March 31,				
(In thousands except per share amounts)	2007	2008	2009	2010	2011
Statements of Income Data:					
Revenue	$189,843	$218,971	$230,360	$239,323	$290,248
Costs and expenses:	90,129	102,291	116,556	124,412	154,395
Cost of services					
Member relations and marketing	40,204	45,890	52,292	53,928	65,069
General and administrative	22,815	25,269	26,725	32,133	38,225
Depreciation and amortization of property and equipment	2,070	3,589	5,647	6,391	5,971
Write-off of capitalized software	—	—	—	7,397	—
Total costs and expenses	155,218	177,039	201,220	224,261	263,660
Income from operations	34,625	41,932	29,140	15,062	26,588
Other income, net	6,819	6,142	2,445	2,340	1,866
Income before income taxes	41,444	48,074	31,585	17,402	28,454
Provision for income taxes	(14,049)	(16,012)	(10,117)	(5,969)	(9,930)
Net income	$ 27,395	$ 32,062	$ 21,468	$ 11,433	$ 18,524
Earnings per share:					
Net income per share—basic	$ 1.46	$ 1.78	$ 1.31	$ 0.74	$ 1.18
Net income per share—diluted	$ 1.41	$ 1.72	$ 1.30	$ 0.73	$ 1.13
Weighted average number of shares outstanding:					
Basic	18,714	17,999	16,441	15,515	15,733
Diluted	19,448	18,635	16,560	16,692	16,415

	Year Ended March 31,		
(In thousands except per share amounts) (Unaudited)	2009	2010	2011
Stock-based compensation expense included in Statement of Income:			
Costs and expenses:			
Cost of services	$ 4,273	$ 3,930	$ 2,764
Member relations and marketing	2,436	2,248	1,663
General and administrative	5,738	5,974	4,366
Total costs and expenses	12,447	12,152	8,793
Income from operations	(12,447)	(12,152)	(8,793)
Net income	$ (8,464)	$ (7,984)	$ (5,725)
Impact on earnings per share:			
Net income per share—diluted	$ (0.51)	$ (0.51)	$ (0.35)

(In thousands)	March 31, 2007	2008	2009	2010	2011
Balance Sheet Data:					
Cash and cash equivalents	$ 13,195	$ 17,907	$ 23,746	$ 61,238	$ 30,378
Marketable securities	146,168	132,158	70,103	51,682	86,179
Working capital (deficit)	(35,018)	(47,371)	(36,640)	(22,027)	(66,939)
Total assets	286,174	305,114	316,258	386,772	491,188
Deferred revenue	116,994	144,147	170,478	208,402	266,015
Total stockholders' equity	138,464	122,529	98,899	111,815	148,592

(Unaudited)	March 31, 2007	2008	2009	2010	2011
Other Operating Data:					
Membership programs offered	32	37	41	45	50
Total members	2,662	2,761	2,817	2,985	3,243
Member institution renewal rate[(1)]	89%	90%	88%	89%	91%
Contract value (in thousands)[(2)]	$200,094	$230,806	$230,769	$261,110	$310,051
Contract value per member[(3)]	$ 75,167	$ 83,595	$ 81,920	$ 87,474	$ 95,606

(In thousands)	March 31, 2007	2008	2009	2010	2011
Reconciliation of GAAP to adjusted results[(4)]:					
Income from operations as reported	$ 34,625	$ 41,932	$ 29,140	$ 15,062	$ 26,588
Amortization of acquisition-related intangibles	172	172	1,151	1,642	4,489
Acquisition charges	—	—	—	1,123	408
Fair Value Adjustment of Southwind Earn-out Liability	—	—	—	—	1,500
Write-off of capitalized software	—	—	—	7,397	—
Option Cancellation charge	—	—	—	1,937	—
Share-based compensation charge	12,355	12,563	12,448	10,216	8,792
Adjusted income from operations	47,152	54,667	42,739	37,377	41,777
Other income, net	6,819	6,142	2,445	2,340	1,866
Adjusted income before taxes	53,971	60,809	45,184	39,717	43,643
Adjusted provision for income taxes	(18,296)	(20,249)	(14,459)	(13,623)	(15,231)
Adjusted net income	35,675	40,560	30,725	26,094	28,412
Adjusted earnings per share:					
Diluted	$ 1.83	$ 2.18	$ 1.86	$ 1.66	$ 1.73
Adjusted diluted weighted average common shares outstanding	19,448	18,635	16,560	15,692	16,415

(1) The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions, or different affiliations of members that result in changes of control over individual institutions.

(2) The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

(3) Total contract value divided by the number of members.

(4) Our reported effective tax rates for each of the five years in the period ended fiscal 2011 were 33.9%, 33.3%, 32.0%, 34.3% and 34.9%, respectively. In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified effective January 1, 2004, as a Qualified High Technology Company ("QHTC") under the New E-Conomy Transformation Act of 2000, as amended. This certification has the effect of reducing our statutory income tax rate as well as providing other tax benefits.

STOCK PERFORMANCE GRAPH

The Advisory Board Company and Subsidiaries

The graph below compares the cumulative total stockholder return on our common stock during the five-year period from March 31, 2006, through March 31, 2011, with the cumulative total return on the S&P 500 Index, the Russell 2000 Index, and the Nasdaq Composite Index for the same period. The comparison assumes that $100 was invested on March 31, 2006, in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock.

Comparison of Cumulative Total Return Among The Advisory Board Company, the S&P 500 Index, the Russell 2000 Index, and the Nasdaq Composite Index

Comparison of Five-Year Cumulative Total Return, Assumes Initial Investment of $100



$160
$140
$120
$100
$80
$60
$40
$20
$0
3.31.2006
3.31.2007
3.31.2008
3.31.2009
3.31.2010
3.31.2011
The Advisory Board Company
S&P 500 Index
Total Returns
Russell 2000 Index
Nasdaq Composite Index
Total Returns

	The Advisory Board Company	S&P 500 Index	Russell 2000 Index	Nasdaq Composite Index
March 31, 2006	$100	$100	$100	$100
March 31, 2007	$91	$112	$106	$104
March 31, 2008	$99	$106	$92	$99
March 31, 2009	$30	$66	$58	$67
March 31, 2010	$57	$98	$94	$106
March 31, 2011	$92	$114	$118	$124

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Advisory Board Company and Subsidiaries

OVERVIEW

We provide best practices research and analysis, business intelligence and software tools, and management and advisory services to approximately 3,200 organizations, including hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions through 50 discrete programs. Members of each program typically are charged a fixed fee and have access to an integrated set of services that may include best practice research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and software tools.

Our membership business model allows us to create value for our members by providing proven solutions to common and complex problems as well as quality content on a broad set of relevant issues. Our growth has been driven by strong renewal rates, ongoing addition of new memberships in our existing programs, continued new program launches, acquisition activity, and continued annual price increases. Our member institution renewal rate was 88%, 89%, and 91% for fiscal 2009, 2010, and 2011, respectively. We believe high renewal rates are a reflection of our members' recognition of the value they derive from participating in our programs. Our revenue grew 21.3% in fiscal 2011 over fiscal 2010 and grew 3.9% in fiscal 2009 over fiscal 2008. Our contract value increased 18.7% to $310.1 million as of March 31, 2011 from March 31, 2010 and increased 13.1% to $261.1 million as of March 31, 2010 from March 31, 2009. We define contract value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

As of March 31, 2011, memberships in 40 of our programs were renewable at the end of their membership contract term. Contract terms for these memberships generally run one, two, or three years. Our other ten programs provide management and advisory services. Memberships in these ten programs help members accelerate the adoption of best practices profiled in our research studies and are not individually renewable. As of March 31, 2011, more than 85% of our contract value was renewable. In each of our programs, we generally invoice and collect fees in advance of accrual revenue.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, depreciation and amortization of property and equipment expenses, and, in fiscal 2010, the write-off of capitalized software. Cost of services includes the costs associated with the production and delivery of our products and services, consisting of compensation for research personnel, in-house faculty, software developers, and consultants; the organization and delivery of membership meetings, teleconferences, and other events; production of published materials; technology license fees; and costs of developing and supporting our web-based content and business intelligence and software tools. Member relations and marketing includes the costs of acquiring new members and the costs of account management, consisting of compensation, including sales incentives; travel and entertainment expenses; training of personnel; sales and marketing materials; and associated support services. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development, and other administrative functions. Depreciation and amortization of property and equipment expense includes the cost of depreciation of our property and equipment, amortization of costs associated with the development of software and tools that are offered as part of certain of our membership programs, and amortization of acquired developed technology. Write-off of capitalized software in fiscal 2010 includes the impairment charge taken to write-down internally developed capitalized software balances to their current fair value. Included in our operating costs for each year presented are stock-based compensation expenses and expenses representing additional payroll taxes for compensation expense as a result of the taxable income employees recognized upon the exercise of common stock options and the vesting of restricted stock units.

NON-GAAP FINANCIAL PRESENTATION

This management's discussion and analysis presents supplemental measures of our performance which are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP." These financial measures, which are considered "non-GAAP financial measures" under SEC rules, are referred to as adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share. See "Non-GAAP Financial Measures" below for information about these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

RESULTS OF OPERATIONS

The first table below shows statements of income data expressed as a percentage of revenue for the periods indicated. The second table shows the stock-based compensation expense included in the statements of income data expressed as a percentage of revenue for the periods indicated:

	Year Ended March 31,		
	2009	2010	2011
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of services	50.6	52.0	53.2
Member relations and marketing	22.7	22.5	22.4
General and administrative	11.6	13.4	13.2
Depreciation and amortization of property and equipment	2.5	2.7	2.1
Write-off of capitalized software	—	3.1	—
Total costs and expenses	87.4	93.7	90.9
Income from operations	12.6	6.3	9.1
Other income, net	1.1	1.0	0.6
Income before provision for income taxes	13.7	7.3	9.7
Provision for income taxes	(4.4)	(2.5)	(3.3)
Net income	9.3%	4.8%	6.4%

	Year Ended March 31,		
	2009	2010	2011
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	1.9%	1.6%	1.0%
Member relations and marketing	1.1	1.0	0.6
General and administrative	2.5	2.5	1.5
Depreciation	—	—	—
Total costs and expenses	5.5	5.1	3.1
Net income	(3.7%)	(3.3%)	(2.0%)

FISCAL YEARS ENDED MARCH 31, 2009, 2010, AND 2011

Overview

Net income decreased 46.7% from $21.5 million in fiscal 2009 to $11.4 million in fiscal 2010, and increased 62.0% to $18.5 million in fiscal 2011. The decrease in net income during fiscal 2010 was primarily due to two non-cash charges and acquisition-related costs incurred during fiscal 2010, partially offset by revenue growth of 3.9%. During fiscal 2010, certain members of senior management and the Board of Directors voluntarily surrendered for cancellation a total of 830,025 options that had exercise prices between $51.56 per share and $60.60 per share. This cancellation led to a non-cash charge during the year of $1.9 million. In addition, we recognized a $7.4 million non-cash charge during fiscal 2010 resulting from the write-off of capitalized software. The increase in net income during fiscal 2011 was primarily attributable to increased revenue, as well as the absence of the two non-cash charges in 2010 described above, and was partially offset by costs associated with the launch of new programs and an increase in the number of new sales teams.

Adjusted EBITDA

Adjusted EBITDA decreased 8.8% from $48.0 million in fiscal 2009 to $43.8 million in fiscal 2010, and increased 9.6% to $48.0 million in fiscal 2011. The decrease in adjusted EBITDA during fiscal 2010 was primarily attributable to personnel, meetings, and deliverable costs incurred to support the expansion of new programs, including Southwind Health Partners, L.L.C. and Southwind Navigator, LLC, which we refer together as "Southwind," and an increase in new product development costs, partially offset by revenue growth of 3.9%. The increase in adjusted EBITDA during fiscal 2011 was primarily due to increased revenue, which was partially offset by costs associated with the launch of new programs and an increase in the number of new sales teams.

Revenue

Revenue increased 3.9% from $230.3 million in fiscal 2009 to $239.3 million in fiscal 2010, and increased 21.3% to $290.2 million in fiscal 2011. Our contract value increased from $230.8 million as of March 31, 2009 to $261.1 million as of March 31, 2010, and increased to $310.1 million as of March 31, 2011.

The increase in revenue in fiscal 2010 over fiscal 2009 was primarily due to the cross-selling of existing programs to existing members, the introduction and expansion of new programs, the addition of new member organizations, the acquisition of substantially all of the assets of Southwind and, to a lesser degree, price increases. The increase in revenue in fiscal 2011 over fiscal 2010 was primarily due to cross-selling existing programs to existing members, the introduction and expansion of new programs, the addition of new member organizations, the acquisition of Concuity Services, Inc., or Concuity, and a full fiscal year of revenue from Southwind.

We offered 41 membership programs as of March 31, 2009, 45 as of March 31, 2010, and 50 as of March 31, 2011. Our membership base consisted of 2,817 member institutions as of March 31, 2009, 2,985 member institutions as of March 31, 2010, and 3,243 member institutions as of March 31, 2011. Our average contract value per member was $81,920 for fiscal 2009, compared to $87,474 for fiscal 2010 and $95,606 for fiscal 2011.

Cost of services

Cost of services increased 6.7% from $116.6 million in fiscal 2009 to $124.4 million in fiscal 2010, and increased 24.1% to $154.4 million in fiscal 2011. As a percentage of revenue, cost of services was 50.6% for fiscal 2009, 52.0% for fiscal 2010, and 53.2% for fiscal 2011. The increase of $7.8 million for fiscal 2010 was primarily due to $8.7 million of personnel, meetings, and deliverable costs incurred to support the expansion of new programs, including Southwind, offset by reductions in technology consultant fees associated with our business intelligence and software tools, and by reductions in travel expense. The increase of $30.0 million for fiscal 2011 was primarily attributable to an increase in personnel and other deliverable costs from new programs, including the acquisitions of Southwind and Concuity.

Member relations and marketing

Member relations and marketing expense increased 3.1% from $52.3 million in fiscal 2009 to $53.9 million in fiscal 2010, and increased 20.7% to $65.1 million in fiscal 2011. As a percentage of revenue, member relations and marketing expense in fiscal 2009, 2010, and 2011 was 22.7%, 22.5%, and 22.4%, respectively. The total dollar increases in member relations and marketing expense over each of the fiscal years were primarily due to increases in sales staff and related travel and other associated costs, as we had an average of 112, 116, and 135 new business development teams during fiscal 2009, 2010, and 2011, respectively, as well as increases in member relations personnel and related costs required to serve the expanding membership base.

General and administrative

General and administrative expense increased 20.2% from $26.7 million in fiscal 2009 to $32.1 million in fiscal 2010, and increased 19.0% to $38.2 million in fiscal 2011. As a percentage of revenue, general and administrative expense in fiscal 2009, 2010, and 2011 was 11.6%, 13.4%, and 13.2%, respectively. The increase of $5.4 million in general and administrative costs for fiscal 2010 was primarily due to $1.6 million in transaction costs relating to the acquisitions of Southwind and Concuity, an accelerated stock-based compensation charge of $1.1 million in connection with the voluntary surrender of certain stock options (as described in Note 11, "Stock-based compensation" of our consolidated financial statements appearing elsewhere in this report), an increase in new product development costs, and to a lesser extent increases in information systems and finance personnel. The increase of $6.1 million in general and administrative costs for fiscal 2011 was primarily due to an increase of $2.1 million increase in direct recruitment expenses, as well as $2.3 million increase in our administrative overhead departments to support our growing employee base. As of March 31, 2011, we had approximately 1,600 employees compared to 1,100 as of March 31, 2010.

Depreciation and amortization of property and equipment

Depreciation expense increased from $5.6 million, or 2.5% of revenue, in fiscal 2009, to $6.4 million, or 2.7% of revenue, in fiscal 2010, and decreased to $6.0 million, or 2.1% of revenue, in fiscal 2011. The increase in fiscal 2010 was primarily due to increased amortization expense from developed capitalized internal-use software tools of $0.4 million as well as increased depreciation expense related to the expansion of additional floors in our headquarters facility under the terms of our lease agreement. The decrease in fiscal 2011 was primarily attributable to decreased amortization expense from developed capitalized internal-use software tools following a write-off of capitalized software during fiscal 2010.

Write-off of capitalized software

During fiscal 2010, we recognized an impairment charge on capitalized internally developed software assets of $7.4 million with no comparable expense in the prior or subsequent fiscal year.

Other income, net

Other income, net decreased from $2.4 million in fiscal 2009 to $2.3 million in fiscal 2010, and to $1.9 million in fiscal 2011. Other income, net consisted of interest income of $3.5 million and a foreign exchange rate loss of $1.1 million in fiscal 2009, interest income of $2.3 million and a foreign exchange rate gain of $46,000 in fiscal 2010, and interest income of $1.7 million and a foreign exchange rate gain of $0.2 million in fiscal 2011. Interest income decreased from $3.5 million in fiscal 2009 to $2.3 million in fiscal 2010, and to $1.7 million in fiscal 2011 due to lower interest rates and lower average invested cash balances resulting from the acquisitions of Crimson Software, Inc., Southwind, and Concuity in fiscal 2009, 2010, and 2011, respectively. During fiscal 2009, 2010, and 2011, we recognized a foreign exchange loss of $1.1 million and foreign exchange gains of $46,000 and $157,000, respectively, due to the effect of fluctuating currency rates on our receivable balances from international members.

Provision for income taxes

Our provision for income taxes was $10.1 million, $6.0 million, and $9.9 million in fiscal 2009, 2010, and 2011, respectively. Our effective tax rate in fiscal 2009, 2010, and 2011 was 32.0%, 34.3%, and 34.9%, respectively. The increase in our effective tax rate in fiscal 2010 was due primarily to an increase in our Washington, D.C. statutory income tax rate from 0% to 6% as of January 1, 2009 in accordance with the New E-conomy Transformation Act of 2000. The increase in our effective tax rate in fiscal 2011 was primarily due to the effect that higher estimated net income for fiscal year 2011, when compared to fiscal year 2010, has on our effective rate when compared to the fixed nature of our Washington D.C. tax credits that we receive under that Act, and to a lesser degree, our lower tax-exempt interest income in fiscal 2011.

Stock-based compensation expense

We recognized the following stock-based compensation expense in the consolidated statements of income line items for stock options and RSUs issued under our stock incentive plans and for shares issued under our employee stock purchase plan for the years ending March 31, 2009, 2010, and 2011 (in thousands except per share amounts):

	Year Ended March 31,		
(Unaudited)	2009	2010	2011
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 4,273	$ 3,930	$ 2,763
Member relations and marketing	2,436	2,248	1,663
General and administrative	5,738	5,974	4,366
Depreciation and amortization	—	—	—
Total costs and expenses	12,447	12,152	8,792
Income from operations	(12,447)	(12,152)	(8,792)
Net income	$ (8,464)	$ (7,984)	$(5,725)
Impact on diluted earnings per share	$ (0.51)	$ (0.51)	$ (0.35)

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

(Unaudited)	Year Ended March 31, 2009	2010	2011
Stock-based compensation by award type:			
Stock options	$ 7,209	$ 6,287	$3,590
Restricted stock units	5,179	5,857	5,202
Employee stock purchase rights	59	8	—
Total stock-based compensation	$12,447	$12,152	$ 8,792

Included in stock-based compensation for the year ended March 31, 2010 are pre-tax charges relating to the acceleration of the remaining expense on cancelled stock option awards of approximately $0.7 million recorded in cost of services, $0.1 million recorded in member relations and marketing, and $1.1 million recorded in general and administrative expense.

As of March 31, 2011, $14.2 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.3 years.

NON-GAAP FINANCIAL MEASURES

The tables below present information for the fiscal periods indicated about our adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share.

We define "adjusted EBITDA" as earnings before other income, net, which includes interest income and foreign currency losses and gains; income taxes; depreciation and amortization; amortization of acquisition-related intangibles and capitalized software included in cost of services; non-cash charges associated with the write-off of capitalized software and the cancellation of certain stock options that occurred in the quarter ended September 30, 2009; costs associated with the acquisitions of Concuity and Cielo MedSolutions LLC, or Cielo, that occurred in the quarters ended March 31, 2010 and 2011, respectively; share-based compensation expense; and fair value adjustments made to our acquisition-related earn out liabilities. We define "adjusted net income" as net income excluding the net of tax effect of non-cash charges associated with the write-off of capitalized software and the cancellation of certain stock options; share-based compensation expense; amortization of acquisition-related intangibles; costs associated with the acquisitions of Concuity and Cielo; and fair value adjustments made to our acquisition-related earn out liabilities. We define "non-GAAP earnings per diluted share" as net income per share excluding the net of tax effect of non-cash charges associated with the write-off of capitalized software and the cancellation of certain stock options; share-based compensation expense; amortization of acquisition-related intangibles; costs associated with the acquisitions of Concuity and Cielo; and fair value adjustments made to our acquisition-related earn out liabilities..

We believe that providing information about adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share is useful to our investors. Our management uses these non-GAAP financial measures, together with financial measures prepared in accordance with GAAP, to enhance its understanding of our core operating performance, which represents our views concerning our performance in the ordinary, ongoing, and customary course of our operations. In the future, we expect to report again these non-GAAP financial measures excluding the items discussed above and may incur expenses similar to the excluded items discussed above. Accordingly, the exclusion of these and similar items in our non-GAAP presentation should not be interpreted as implying that the items are non-recurring, infrequent, or unusual.

Our management believes that for the reasons discussed below, our use of supplemental financial measures which exclude certain expenses facilitates an assessment by management and our investors of the company's fundamental operating trends and addresses concerns of management and investors that these expenses may obscure such underlying trends. Management uses the financial measures for internal budgeting and other managerial purposes because the measures enable management to evaluate projected operating results and make comparative assessments of our performance over time while isolating the effects of certain items that vary from period to period without any correlation to core operating performance, such as tax rates, interest income and foreign currency exchange rates, periodic costs of certain capitalized tangible and intangible assets, share-based compensation expense, and certain non-cash and special charges. The effects of the foregoing items also vary widely among similar companies, and affect the ability of management and investors to make company-to-company comparisons. In addition, merger and acquisition activity can have inconsistent effects on earnings that are not related to core operating performance, for example due to charges relating to acquisition costs, the amortization of acquisition-related intangibles, and fluctuations in the fair value of contingent earn-out liabilities. Companies also exhibit significant variations with respect to capital structure and cost of capital (which affect relative interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. By eliminating some of the foregoing variations, management believes that the company's non-GAAP financial measures allow management and investors to evaluate more effectively the company's performance relative to that of its competitors and peer companies. Similarly, our management believes that because of the variety of equity awards used by companies, the varying methodologies for determining both share-based compensation and share-based compensation expense among companies and from period to period, and the subjective assumptions involved in those determinations, excluding share-based compensation from our non-GAAP financial measures enhances company-to-company comparisons over multiple fiscal periods.

Management believes that providing non-GAAP information permits analysts, investors, and other interested persons to obtain a better understanding of our core operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure that performance on a standalone and a comparative basis. As a result, we intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions, and the inclusion of such measures in our periodic reports will provide consistency in our financial reporting.

There are limitations associated with the non-GAAP financial measures we use as indicators of performance, including the following:

- the non-GAAP financial measures do not reflect capital expenditures and future requirements for capital expenditures;
- the non-GAAP financial measures generally do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will in some cases have to be replaced in the future, nor do the measures reflect any cash requirements for such replacements;
- the non-GAAP financial measures do not reflect the expense of equity awards to employees;
- the non-GAAP financial measures do not reflect the effect of earnings or charges resulting from matters that management considers not indicative of our ongoing operations, but which may recur; and
- to the extent that we change our accounting for certain transactions or other items from period to period, our non-GAAP financial measures may not be directly comparable from period to period.

Our non-GAAP measures may be calculated differently from similarly titled measures used by other companies, which limits their usefulness as comparative measures.

Our management compensates for these limitations by using the non-GAAP financial measures only as a supplemental measure of our operating performance and by considering independently the economic effects of the foregoing items that are or are not reflected in the measures. As a result of the foregoing limitations, our non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures or results as indicators of performance.

A reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below (in thousands).

	Year Ended March 31,		
(Unaudited)	2009	2010	2011
Net income	$21,468	$ 11,433	$18,524
Provision for income taxes	10,117	5,969	9,930
Other income, net	(2,637)	(2,340)	(1,866)
Depreciation and amortization	5,647	6,391	5,971
Amortization of intangibles[1]	976	1,644	4,721
Acquisition charges	—	1,123	408
Fair value adjustments to acquisition-related earn out liabilities	—	—	1,500
Write-off of capitalized software	—	7,397	—
Option cancellation charge	—	1,937	—
Share-based compensation expense	12,448	10,216	8,792
Adjusted EBITDA	$48,019	$43,770	$47,980

(1) Consists of those amounts included in cost of services on our consolidated statements of income.

(Unaudited)	Year Ended March 31, 2009	2010	2011
Net income	$21,468	$ 11,433	$18,524
Amortization of acquisition-related intangibles, net of tax	783	1,079	2,896
Acquisition charges, net of tax	—	738	266
Fair value adjustments to acquisition-related earn out liabilities, net of tax	—	—	977
Write-off of capitalized software, net of tax	—	4,860	—
Option cancellation charge, net of tax	—	1,273	—
Share-based compensation, net of tax	8,464	6,712	5,724
Adjusted net income	$30,715	$26,095	$28,387
GAAP earnings per diluted share	$ 1.30	$ 0.73	$ 1.13
Amortization of acquisition-related intangibles, net of tax	0.05	0.07	0.17
Acquisition charges, net of tax	—	0.04	0.02
Fair value adjustments to acquisition-related earn out liabilities, net of tax	—	—	0.06
Write-off of capitalized software, net of tax	—	0.31	—
Option cancellation charge, net of tax	—	0.08	—
Share-based compensation, net of tax	0.51	0.43	0.35
Non-GAAP earnings per diluted share	$ 1.86	$ 1.66	$ 1.73

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities are our primary source of liquidity. We believe that existing cash, cash equivalents, and marketable securities balances and operating cash flows will be sufficient to support operating and capital expenditures, as well as share repurchases and potential acquisitions, during at least the next 12 months. We had cash, cash equivalents, and marketable securities balances of $112.9 million and $116.6 million as of March 31, 2010 and 2011, respectively. We expended $4.0 million and $8.3 million in cash to purchase shares of our common stock through our share repurchase program during fiscal 2010 and 2011, respectively. We have no long-term indebtedness.

Cash flows from operating activities

The combination of revenue growth, profitable operations, and payment for memberships in advance of accrual revenue typically results in operating activities that generate cash flows in excess of net income on an annual basis. Net cash flows provided by operating activities were $39.7 million in fiscal 2009, $46.7 million in fiscal 2010, and $50.5 million in fiscal 2011. The increase in net cash flows provided by operating activities in fiscal 2010 was primarily due to acceleration in contract value and deferred revenue growth, as well as the impact of the write-off of capitalized software of $7.4 million and the $1.9 million non-cash charge associated with the cancellation of certain stock options. The increase in net cash flows provided by operating activities in fiscal 2011 was primarily due to the increase in net income and deferred revenue, partially offset by an increase in excess tax benefits resulting from the exercise of employee stock options.

Cash flows from investing activities

Our cash management and investment strategy and capital expenditure programs affect investing cash flows. Net cash flows provided by investing activities were $27.4 million in fiscal 2009. Net cash flows used in investing activities were $4.3 million and $91.1 million in fiscal 2010 and 2011, respectively.

In fiscal 2009, investing activities provided $27.4 million in cash, primarily from the net proceeds on the redemption of marketable securities of $61.0 million, which was primarily used to fund our share repurchase program and our acquisition of Crimson for $18.6 million, net of cash received, and capital expenditures of $15.0 million, which included $3.8 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $9.7 million of capitalized software development costs related to our newer research programs that include web-based business intelligence tools.

In fiscal 2010, investing activities used $4.3 million in cash, primarily consisting of $13.6 million used in our acquisition of Southwind and the related escrow, a $5.0 million investment, and capital expenditures of $2.5 million, partially offset by the net proceeds on the redemption and sales of marketable securities of $16.9 million.

In fiscal 2011, investing activities used $91.9 million in cash, primarily consisting of $42.6 million used in our acquisitions of Concuity and Cielo, $37.0 million used on the net purchases marketable securities, and capital expenditures of $12.3 million.

Cash flows from financing activities

We used net cash flows in financing activities of $61.3 million and $4.9 million in fiscal 2009 and 2010, respectively. We had net cash flows provided by financing activities of $10.6 million in fiscal 2011.

In fiscal 2009 we used net cash flows in financing activities of $61.3 million. Of this amount, we applied approximately $61.5 million to repurchase 2,051,225 shares of our common stock and $0.8 million to satisfy minimum employee tax withholding for vested restricted stock units. The effects of these transactions were offset in part by our receipt of $0.4 million from the exercise of stock options and $0.3 million from the issuance of common stock under our employee stock purchase plan.

In fiscal 2010 we used net cash flows in financing activities of $4.9 million, consisting of repurchasing 146,179 shares of our common stock for approximately $4.0 million and $1.2 million withheld to satisfy minimum employee tax withholding for vested restricted stock units, offset by $0.2 million from the exercise of stock options and $0.1 million from the issuance of common stock under our employee stock purchase plan.

In fiscal 2011 we had net cash flows provided by financing activities of $10.6 million, consisting of $17.8 million from the exercise of stock options, $0.2 million from the issuance of common stock under our employee stock purchase plan, and $2.6 million in excess tax benefits resulting from the exercise of employee options, offset by our repurchase of 188,930 shares of our common stock for approximately $8.3 million and our use of $1.6 million to satisfy minimum employee tax withholding for vested restricted stock units.

Credit facilities

In November 2006, we entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases, or other general corporate purposes. Borrowings on the credit facility, if any, will be collateralized by certain of our marketable securities and will bear interest at an amount based on the published LIBOR rate. We are also required to maintain an interest coverage ratio for each fiscal year of not less than three to one. The credit facility renews automatically each year until October 31, 2011, and can be increased at our request by up to an additional $10 million per year. We have not requested any increases in the credit facility and there have been no borrowings under the facility. The availability of borrowings under the credit facility was $20 million as of March 31, 2011.

Contractual obligations

The following summarizes our contractual obligations as of March 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. These obligations relate to obligations under our headquarters and other offices leases as well as purchase obligations for software development services, both of which are more fully described in Note 15, "Commitments and contingencies," of our consolidated financial statements appearing elsewhere in this report.

	Payments due by Period				
(In thousands)	Total	<1 Year	1–3 Yrs	4–5 Yrs	>5 Yrs
Non-cancelable operating leases	$73,656	$8,288	$28,133	$18,516	$18,719
Purchase obligations	$ 3,000	$ —	$ 3,000	$ —	$ —

Share repurchase

In January 2004, our Board of Directors authorized the repurchase by us from time to time of up to $50 million of our common stock. This authorization was increased in cumulative amount to $100 million in October 2004, to $150 million in February 2006, to $200 million in January 2007, to $250 million in July 31, 2007, and to $350 million in April 2008. We intend to fund any future share repurchases with cash on hand and with cash generated from operations. No minimum number of shares for repurchase has been fixed, and the share repurchase authorization has no expiration date. All repurchases have been made in the open market pursuant to this publicly announced repurchase program. As of March 31, 2011, the remaining authorized repurchase amount was $33.6 million.

Exercise of stock options and purchases under our employee stock purchase plan

Options granted to participants under our stock-based incentive compensation plans that were exercised to acquire shares in fiscal 2009, 2010, and 2011 generated cash of approximately $0.4 million, $0.2 million, and $17.8 million, respectively, from payment of option exercise prices. In addition, in fiscal 2009, 2010, and 2011 we generated cash of approximately $0.3 million, $0.1 million, and $0.2 million, respectively, in discounted stock purchases by participants under our employee stock purchase plan.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2011, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually limited purposes.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. Certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and may require the application of significant judgment by our management. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 3, "Summary of significant accounting policies" of our consolidated financial statements appearing elsewhere in this report. Our critical accounting policies are discussed below.

Revenue recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectibility is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In many of our higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships is recognized ratably over the term of the related subscription agreement. Certain membership programs incorporate hosted business intelligence and software tools. In many of these agreements, members are charged set up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a business intelligence software tool, all program revenue is deferred until the tool is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement. One of our programs includes delivered software tools together with implementation services, technical support, and related membership services. For these arrangements, we separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as services are performed using project hours as the basis to measure progress towards completion. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered. Multiple contracts with a single member are treated as separate arrangements for revenue recognition purposes.

We also perform professional services sold under separate agreements that include management and consulting services. We recognize professional services revenues on a time-and-materials basis as services are rendered.

Allowance for uncollectible revenue

Our ability to collect outstanding receivables from our members has an effect on our operating performance and cash flows. We maintain an allowance for uncollectible revenue as a reduction of revenue based on our ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, we examine our collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, we provide software tools under a hosting arrangement where the software application resides on our service providers' hardware. The members do not take delivery of the software and only receive access to the business intelligence and software tools during the term of their membership agreement. Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as property and equipment because the developed software application resides on our service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization of property and equipment line item of our consolidated statements of income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business combinations

We record acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. We capitalize any acquired in-process research and development as an intangible asset and amortize it over its estimated useful life. As a result of our adoption of the revised accounting guidance for business combinations as of the beginning of fiscal 2010, acquisition-related costs are now recorded as expenses in our consolidated financial statements that would previously have been capitalized as a part of the purchase price pursuant to previous accounting rules.

Goodwill and other intangible assets

The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. Goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis on March 31, or more frequently if events or changes in circumstances indicate potential impairment. We have concluded that our reporting units that we use to assess goodwill impairment are the same as our operating segments.

We assess goodwill for impairment using a two-step impairment test. Step one of the test is used to identify whether or not an impairment may exist. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, an impairment may exist. If it is determined that an impairment may exist, step two of the impairment test must then be performed to measure the amount of the impairment, if any. The second step determines the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

Other intangible assets consist of capitalized software for sale and acquired intangibles. We capitalize consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. We determine that technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, we cease capitalizing costs and begin amortizing the intangible asset on a straight-line basis over its estimated useful life. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include those assets that arise from business combinations consisting of developed technology, non-competes, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Recovery of long-lived assets (excluding goodwill)

We record our long-lived assets, such as property and equipment, at cost. We review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss, if any, is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. We consider expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If we determine that an asset's carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

Deferred incentive compensation and other charges

Direct incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third party vendors for tools, data, and software incorporated in specific memberships that include business intelligence tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Stock-based compensation

We measure and recognize stock-based compensation cost based on the estimated fair values of the stock-based awards on the grant date. Stock-based compensation costs are recognized as an expense in the consolidated statements of income over the vesting periods of the awards. We calculate the grant date estimated fair value of stock options using a Black-Scholes valuation model. Determining the estimated fair value of stock-based awards is subjective in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our shares, and forfeiture rates of the awards. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Our fair value estimates are based on assumptions we believe are reasonable but that are inherently uncertain. The fair value of restricted stock units is determined as the fair market value of the underlying shares on the date of grant.

We also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in our consolidated statements of cash flows.

To the extent we change the terms of our employee stock-based compensation programs, experience market volatility in the pricing of our common stock that increases the implied volatility calculation, or refine different assumptions in future periods such as forfeiture rates that differ from our current estimates, among other potential factors, the stock-based compensation expense that we record in future periods and the tax benefits that we realize may differ significantly from what we have recorded in previous reporting periods.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 3, "Summary of significant accounting policies" of our consolidated financial statements appearing elsewhere in this report for a description of recent accounting pronouncements, including the expected dates of adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents, and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. As of March 31, 2011, our marketable securities consisted of $62.5 million in tax-exempt notes and bonds issued by various states, and $23.7 million in U.S. government agency securities. The weighted average maturity on all our marketable securities as of March 31, 2011 was approximately 5.3 years. We perform periodic evaluations of the relative credit ratings related to our cash, cash equivalents, and marketable securities. Our portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of the SEC's Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

Foreign currency risk

Although they accounted for approximately 3% of our fiscal 2011 revenue, our international operations subject us to risks related to currency exchange fluctuations. Prices for our services sold to members located outside the United States are sometimes denominated in local currencies (primarily British Pound Sterling). As a consequence, increases in the U.S. dollar against local currencies in countries where we have members would result in a foreign exchange loss recognized by us. In fiscal 2009, 2010, and 2011, we recorded foreign currency exchange (losses) or gains of ($1.1 million), $46,000, and $157,000, respectively, which are included in other income, net in our consolidated statements of income. A hypothetical 10% change in foreign currency exchange rates would not have a material impact on our financial position as of March 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries as of March 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Advisory Board Company's internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 14, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
June 14, 2011

CONSOLIDATED BALANCE SHEETS

The Advisory Board Company and Subsidiaries

	March 31,	
(In thousands, except share and per share amounts)	2010	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 61,238	$ 30,378
Marketable securities	10,422	—
Membership fees receivable, net	143,453	179,162
Prepaid expenses and other current assets	3,326	7,069
Deferred income taxes, net	5,629	5,894
Total current assets	224,068	222,503
Property and equipment, net	22,183	29,529
Intangible assets, net	9,161	18,450
Goodwill	37,255	67,155
Deferred incentive compensation and other charges	37,563	46,226
Deferred income taxes, net of current portion	7,782	9,646
Other non-current assets	7,500	11,500
Marketable securities	41,260	86,179
Total assets	$ 386,772	$ 491,188
Liabilities and Stockholders' Equity		
Current liabilities:		
Deferred revenue	$ 182,689	$ 223,876
Accounts payable and accrued liabilities	51,254	51,957
Accrued incentive compensation	12,152	13,609
Total current liabilities	246,095	289,442
Long-term deferred revenue	25,713	42,139
Other long-term liabilities	3,149	11,015
Total liabilities	274,957	342,596
Stockholders' equity:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, zero shares issued and outstanding	—	—
Common stock, par value $0.01; 90,000,000 shares authorized, 21,836,893 and 22,530,909 shares issued as of March 31, 2010 and 2011, respectively, and 15,505,152 and 16,010,238 shares outstanding as of March 31, 2010 and 2011, respectively	218	225
Additional paid-in capital	239,548	267,242
Retained earnings	145,925	164,449
Accumulated elements of other comprehensive income (loss)	1,034	(120)
Treasury stock, at cost 6,331,741 and 6,520,671 shares as of March 31, 2010 and 2011, respectively	(274,910)	(283,204)
Total stockholders' equity	111,815	148,592
Total liabilities and stockholders' equity	$ 386,772	$ 491,188

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

The Advisory Board Company and Subsidiaries

(In thousands, except per share amounts)	Year Ended March 31, 2009	2010	2011
Revenue	$230,360	$239,323	$290,248
Costs and expenses:			
Cost of services	116,556	124,412	154,395
Member relations and marketing	52,292	53,928	65,069
General and administrative	26,725	32,133	38,225
Depreciation and amortization of property and equipment	5,647	6,391	5,971
Write-off of capitalized software	—	7,397	—
Income from operations	29,140	15,062	26,588
Other income, net	2,445	2,340	1,866
Income before provision for income taxes	31,585	17,402	28,454
Provision for income taxes	(10,117)	(5,969)	(9,930)
Net income	$ 21,468	$ 11,433	$ 18,524
Earnings per share:			
Net income per share—basic	$ 1.31	$ 0.74	$ 1.18
Net income per share—diluted	$ 1.30	$ 0.73	$ 1.13
Weighted average number of shares outstanding:			
Basic	16,441	15,515	15,733
Diluted	16,560	15,692	16,415

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	Common Shares Stock	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income (Loss)	Treasury Stock	Total	Annual Comprehensive Income
Balance as of March 31, 2008	17,393,626	215	$ 217,170	$ 113,024	$ 1,540	$(209,420)	$122,529	$ —
Acquisition of Crimson Software, Inc.	102,984	1	4,724	—	—	—	4,725	—
Proceeds from exercise of stock options	18,625	—	420	—	—	—	420	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	80,070	1	(825)	—	—	—	(824)	—
Deficient tax benefits from stock-based awards	—	—	(479)	—	—	—	(479)	—
Proceeds from issuance of common stock under employee stock purchase plan	14,844	—	337	—	—	—	337	—
Stock-based compensation expense	—	—	12,447	—	—	—	12,447	—
Purchases of treasury stock	(2,051,255)	—	—	—	—	(61,491)	(61,491)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($125)	—	—	—	—	(233)	—	(233)	(233)
Net income	—	—	—	21,468	—	—	21,468	21,468
Balance as of March 31, 2009	15,558,894	217	$233,794	$134,492	$ 1,307	$ (270,911)	$ 98,899	$21,235
Proceeds from exercise of stock options	11,500	—	214	—	—	—	214	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	75,364	1	(1,249)	—	—	—	(1,248)	—
Deficient tax benefits from stock-based awards	—	—	(811)	—	—	—	(811)	—
Proceeds from issuance of common stock under employee stock purchase plan	5,573	—	148	—	—	—	148	—
Stock-based compensation expense	—	—	12,152	—	—	—	12,152	—
Purchases of treasury stock	(146,179)	—	—	—	—	(3,999)	(3,999)	—
Reversal of deferred tax asset for option cancellation	—	—	(4,700)	—	—	—	(4,700)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($94)	—	—	—	—	(273)	—	(273)	(273)
Net income	—	—	—	11,433	—	—	11,433	11,433
Balance as of March 31, 2010	15,505,152	218	$239,548	$145,925	$ 1,034	$ (274,910)	$ 111,815	$ 11,160
Proceeds from exercise of stock options	605,641	6	17,770	—	—	—	17,776	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	84,039	1	(1,628)	—	—	—	(1,627)	—
Excess tax benefits from stock-based awards	—	—	2,569	—	—	—	2,569	—
Proceeds from issuance of common stock under employee stock purchase plan	4,336	—	191	—	—	—	191	—
Stock-based compensation expense	—	—	8,792	—	—	—	8,792	—
Purchases of treasury stock	(188,930)	—	—	—	—	(8,294)	(8,294)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($619)	—	—	—	—	(1,154)	—	(1,154)	(1,154)
Net income	—	—	—	18,524	—	—	18,524	18,524
Balance as of March 31, 2011	16,010,238	225	$267,242	$164,449	$ (120)	$(283,204)	$148,592	$ 17,370

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Advisory Board Company and Subsidiaries

	Year Ended March 31,		
(In thousands)	2009	2010	2011
Cash flows from operating activities:			
Net income	$ 21,468	$ 11,433	$ 18,524
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	5,647	6,391	5,971
Write-off of capitalized software	—	7,397	—
Amortization of intangible assets	980	1,644	4,723
Deferred income taxes	3,635	(8,136)	(1,511)
Excess tax benefits from stock-based awards	(291)	—	(2,569)
Stock-based compensation expense	12,447	12,152	8,792
Amortization of marketable securities premiums	681	633	741
Changes in operating assets and liabilities:			
Membership fees receivable	(25,485)	(25,822)	(32,346)
Prepaid expenses and other current assets	(1,381)	1,799	(3,339)
Deferred incentive compensation and other charges	(4,529)	(10,826)	(8,663)
Deferred revenues	22,410	36,277	56,310
Accounts payable and accrued liabilities	4,449	9,532	9,573
Accrued incentive compensation	(2,712)	4,832	394
Other long-term liabilities	2,372	(635)	(6,131)
Net cash provided by operating activities	39,691	46,671	50,469
Cash flows from investing activities:			
Purchases of property and equipment	(14,017)	(1,802)	(10,317)
Capitalized external use software development costs	(996)	(742)	(2,012)
Cash paid for acquisition, net of cash acquired	(18,592)	(13,600)	(42,605)
Redemptions of marketable securities	88,054	45,412	26,080
Purchases of marketable securities	(27,033)	(28,561)	(63,083)
Other investing activities	—	(5,000)	—
Net cash provided by/(used in) investing activities	27,416	(4,293)	(91,937)
Cash flows from financing activities:			
Proceeds from issuance of common stock from exercise of stock options	420	214	17,770
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock units	(825)	(1,249)	(1,628)
Proceeds from issuance of common stock under employee stock purchase plan	337	148	191
Excess tax benefits from stock-based awards	291	—	2,569
Purchases of treasury stock	(61,491)	(3,999)	(8,294)
Net cash used in financing activities	(61,268)	(4,886)	10,608
Net increase/(decrease) in cash and cash equivalents	5,839	37,492	(30,860)
Cash and cash equivalents, beginning of period	17,907	23,746	61,238
Cash and cash equivalents, end of period	$ 23,746	$ 61,238	$ 30,378
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 5,211	$ 12,958	$ 12,068

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Advisory Board Company and Subsidiaries

NOTE 1. BUSINESS DESCRIPTION

The Advisory Board Company (individually and collectively with its subsidiaries, the "Company") provide best practices research and analysis, business intelligence and software tools, and management and advisory services to hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions through discrete programs. Members of each program are typically charged a fixed annual fee and have access to an integrated set of services that may include best practices research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and business intelligence and software tools.

NOTE 2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents and marketable securities

Included in cash equivalents are marketable securities that mature within three months of purchase. Investments with maturities of more than three months are classified as marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date. As of March 31, 2010 and 2011, the Company's marketable securities consisted of U.S. government agency obligations and various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of other comprehensive income, net of tax. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, the Company provides software tools under a hosting arrangement where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the business intelligence and software tools during the term of their membership agreement. Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization of property and equipment line item of the Company's consolidated statements of income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business Combinations

The Company records acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. Any acquired in-process research and development is capitalized as an intangible asset and amortized it over its estimated useful life. Acquisition-related costs are recorded as expenses in the consolidated financial statements. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Goodwill and other intangible assets

The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the Company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. The Company's goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis on March 31, or more frequently if events or changes in circumstances indicate potential impairment. The Company has concluded that its reporting units used to assess goodwill impairment are the same as its operating segments.

The Company assesses goodwill for impairment using a two-step impairment test. Step one of the test is used to identify whether or not an impairment may exist. In the first step, the fair value of each reporting unit is compared to its carrying value. The Company determines the fair value of its reporting units based on the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, an impairment may exist. If it is determined that an impairment may exist, step two of the impairment test is performed to measure the amount of the impairment, if any. The second step determines the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

Other intangible assets consist of capitalized software for sale and acquired intangibles. The Company capitalizes consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. The Company determines that technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, the Company ceases capitalizing costs and begins amortizing the intangible asset on a straight-line basis over its estimated useful life. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include those assets that arise from business combinations consisting of developed technology, non-competes, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Recovery of long-lived assets (excluding goodwill)

The Company records long-lived assets, such as property and equipment, at cost. The carrying value of long-lived assets is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If it is determined that an asset's carrying value is impaired, a write-down of the carrying value of the identified asset will be recorded as an operating expense on the consolidated statements of income in the period in which the determination is made.

Revenue recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In many of the Company's higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships is recognized ratably over the term of the related subscription agreement. Certain membership programs incorporate hosted business intelligence and software tools. In many of these agreements, members are charged set up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a business intelligence software tool, all program revenue is deferred until the tool is generally available for release to the Company's membership, and then recognized ratably over the remainder of the contract term of each agreement. One of the Company's programs includes delivered software tools together with implementation services, technical support, and related membership services. For these arrangements, the Company separates the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as services are performed using project hours as the basis to measure progress towards completion. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered. Multiple contracts with a single member are treated as separate arrangements for revenue recognition purposes.

The Company also performs professional services sold under separate agreements that include management and consulting services. The Company recognizes professional services revenues on a time-and-materials basis as services are rendered.

Allowance for uncollectible revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Deferred incentive compensation and other charges

Direct incentive compensation to employees related to the negotiation of new and renewal memberships, license fees to third party vendors for tools, data, and software incorporated in specific memberships that include business intelligence tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. Certain potential common share equivalents were not included in computation because their effect was anti-dilutive. Fully diluted shares outstanding for the fiscal year ended March 31, 2011 includes 33,279 contingently issuable shares related to the component of the Southwind Health Partners, L.L.C. and Southwind Navigator, LLC (together, "Southwind") earn-out estimated to be settled in stock. For additional information regarding these shares, see Note 5, "Acquisitions."

A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2009	2010	2011
Basic weighted average common shares outstanding	16,441	15,515	15,733
Dilutive impact of stock options	94	101	539
Dilutive impact of restricted stock units	25	76	110
Dilutive impact of earn-out liability	—	—	33
Diluted weighted average common shares outstanding	16,560	15,692	16,415

The following stock based awards that were not included in calculating diluted net income per share because their effect was anti-dilutive (in thousands):

	Year Ended March 31,		
	2009	2010	2011
Anti-dilutive stock based awards	2,920	1,753	485

Concentrations of risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government agency obligations and various state tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses. No one member accounted for more than 2% of revenue for any period presented.

For each of the fiscal years ended March 31, 2009, 2010, and 2011, the Company generated approximately 3% of revenue from members outside the United States. The Company's limited international operations subject the Company to risks related to currency exchange fluctuations. Prices for the Company's services sold to members located outside the United States are sometimes denominated in local currencies. As a consequence, increases in the U.S. dollar against local currencies in countries where the Company has members would result in a foreign exchange loss recognized by the Company.

Other income, net

Other income, net for the fiscal year ended March 31, 2009 includes $3.5 million of interest income earned from the Company's marketable securities and $1.1 million of losses on foreign exchange rates. Other income, net for the fiscal year ended March 31, 2010 includes $2.3 million of interest income earned from the Company's marketable securities and a $46,000 gain on foreign exchange rates. Other income, net for the fiscal year ended March 31, 2011 includes $1.7 million of interest income earned from the Company's marketable securities and a $158,000 gain on foreign exchange rates.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair value of financial instruments

The Company's marketable securities consisting of U.S. government agency obligations and various state tax-exempt notes and bonds are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Segment reporting

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company contains two operating segments as of March 31, 2011. Both segments have similar economic characteristics, provide similar products and services sold to the same or very similar customers, and have similar sales and distribution procedures. Consequently, the Company has one reportable segment for financial statement purposes.

Research and development costs

Costs related to the research and development of new programs are expensed when incurred. Research and development costs were immaterial for the fiscal years presented.

Stock-based compensation

The Company has several stock-based compensation plans which are described more fully in Note 11, "Stock-based compensation." These plans provide for the granting of stock options and restricted stock units ("RSUs") to employees and non-employee members of the Company's Board of Directors. Stock-based compensation cost is measured at the grant date of the stock-based awards based on their fair values, and is recognized as an expense in the consolidated statements of income over the vesting periods of the awards. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant. The Company calculates the fair value of all stock option awards, with the exception of the stock options issued with market-based conditions, on the date of grant using the Black-Scholes model. The fair value of stock options issued with market-based conditions is calculated on the date of grant using a lattice option-pricing model. Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain.

Use of estimates in preparation of consolidated financial statements

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require the Company to make certain estimates, judgments, and assumptions. For cases where the Company is required to make certain estimates, judgments, and assumptions, the Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements will be affected. The Company's estimates, judgments, and assumptions may include: estimates of bad debt reserves, estimates to establish employee bonus and commission accruals, estimating useful lives of acquired or internally developed intangible assets, estimating the fair value of goodwill and intangibles and evaluating impairment, determining when investment impairments are other-than-temporary, estimates in stock-based compensation forfeiture rates, and estimating the potential for future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Recent accounting pronouncements

Recently adopted

The following is a summary of the new accounting guidance issued and applicable to the Company for the fiscal year ended March 31, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In January 2010, the Financial Accounting Standards Board (the "FASB") amended the accounting standards for fair value measurement and disclosures. The amended guidance requires additional disclosures, specifically regarding the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers. It also requires separate presentation of purchases, sales, issuances, and settlements of Level 3 fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the additional Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010. The guidance affecting Level 1 and Level 2 fair value measurements was adopted on January 1, 2010 and the guidance regarding Level 3 disclosures was adopted on April 1, 2010. The adoption of this guidance did not impact the Company's financial position or results of operations.

Accounting pronouncements not yet adopted

In October 2009, the FASB amended the accounting standards for revenue recognition with multiple elements. The amended guidance allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple element arrangements and expands the disclosure requirements for revenue recognition. The guidance is effective for fiscal years beginning on or after June 15, 2010. This guidance will be effective for the Company beginning April 1, 2011. The Company is currently assessing the future impact of this new accounting update to its consolidated financial statements.

In October 2009, the FASB amended the accounting standards for revenue arrangements with software elements. The amended guidance modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product's essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. This guidance must be adopted in the same period an entity adopts the amended revenue arrangements with multiple elements guidance described above.

NOTE 4. MARKETABLE SECURITIES

The aggregate value, amortized cost, gross unrealized gains, and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2011			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 23,721	$24,042	$ 164	$ 485
Tax exempt obligations of other states	62,458	62,310	1,109	961
	$86,179	$86,352	$1,273	$1,446

	As of March 31, 2010			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 11,956	$ 11,630	$ 326	$ —
Washington, D.C. tax exempt obligations	2,521	2,506	15	—
Tax exempt obligations of other states	37,205	35,902	1,485	182
	$51,682	$50,038	$1,826	$ 182

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2011	
	Fair Market Value	Amortized Cost
Matures in less than 1 year	$ —	$ —
Matures after 1 year through 5 years	34,783	33,616
Matures after 5 years through 10 years	51,396	52,736
	$86,179	$86,352

The gross realized gains on sales of available-for-sale investments were $21,000 in the fiscal year ended March 31, 2009. The gross realized losses on sales of available-for-sale investments were $23,000 and $124,000 for the fiscal years ended March 31, 2010, and 2011, respectively.

The weighted average maturity on all marketable securities held by the Company as of March 31, 2011 was approximately 5.3 years. Pre-tax net unrealized losses on the Company's investments of $0.2 million as indicated above were caused by the increase in market interest rates compared to the average interest rate of the Company's marketable securities portfolio. Of this amount, none is related to investments that mature before March 31, 2012. The Company purchased certain of its investments at a premium or discount to their relative fair values, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government or otherwise fully insured. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. The Company does not intend to sell these investments and it is not more likely than not that it will be required to sell the investments before recovery of the amortized cost bases, which may be maturity; therefore, the Company does not consider these investments to be other than temporarily impaired as of March 31, 2011. The Company has reflected the net unrealized gains and losses, net of tax, in accumulated other comprehensive income in the consolidated balance sheets. The Company uses the specific identification method to determine the cost of marketable securities that are sold.

NOTE 5. ACQUISITIONS

Cielo

On February 1, 2011, the Company acquired substantially all the assets of Cielo MedSolutions, LLC ("Cielo"), a leading provider of population management analytics and patient registry software in the ambulatory environment. The Company acquired Cielo to enhance its existing suite of physician performance management solutions through the addition of analytics and workflow tools that give providers visibility across a patient population to enable appropriate clinical decisions. The total purchase price of $11.7 million consisted of an initial payment of $7.3 million of cash and the fair value of estimated additional contingent payments of $4.4 million. These additional contingent payments will become due and payable to the former owners of the Cielo business if certain product development and subscription milestones are met over the evaluation periods beginning at the acquisition date extending through July 31, 2012. The Company allocated $3.8 million to intangible assets with a weighted average amortization period of five years and allocated $8.1 million to goodwill, which represents synergistic benefits expected to be generated from scaling Cielo's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of February 1, 2011. The Company's fair value of identifiable tangible and intangible assets was determined by management taking into account a valuation using an income approach from a market participant perspective, and estimates and assumptions provided by management. Of the total estimated purchase price, $0.4 million was allocated to acquired assets, $0.4 million was allocated to assumed liabilities, and $3.8 million was allocated to intangible assets which consist of the value assigned to acquired technology related intangibles of $3.0 million, and customer relationships and employee related intangibles of $0.8 million.

Acquisition related transaction costs of $0.4 million, including actual and estimated legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2011. The financial results of Cielo are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

Concuity

On April 1, 2010, the Company acquired for cash, all outstanding shares of the health care division of Trintech Group plc ("Concuity"), a leading provider of a contract and payment management solution for hospitals and physician groups. The Company acquired Concuity to supplement its revenue-cycle portfolio by incorporating Concuity's web-based ClearContracts software tool into a new program. The total purchase price consisted of an initial payment of $34.0 million. The Company allocated $11.3 million to intangible assets with a weighted average amortization period of five years. Approximately $21.8 million was allocated to goodwill, which represents synergistic benefits expected to be generated from scaling Concuity's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

Purchase price allocation

The total purchase price was allocated to Concuity's tangible and separately identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of April 1, 2010. The total purchase price was allocated as set forth below (in thousands):

Unbilled accounts receivable	$ 3,207
Accounts receivable	529
Other assets	4,199
Acquired developed technology	6,250
Customer related intangible assets	4,000
Employee related intangible assets	500
Trademarks	500
Goodwill	21,808
Current liabilities	(1,339)
Contingent earn-out liability	(4,000)
Deferred revenue	(1,670)
Total purchase price, net of cash acquired	$33,984

The Company's fair value of identifiable intangible assets was determined by management taking into account a valuation using an income approach from a market participant perspective, and estimates and assumptions provided by management. The acquired developed technology, customer related intangible assets, employee related intangible assets, and trademarks have estimated lives of 5.0 years, 5.0 years, 5.0 years, and 4.0 years, respectively, which is consistent with the cash flow estimates used to create the valuation models of each identifiable asset. The acquired developed technology, customer related intangible assets, employee related intangible assets, and trademarks are included in intangible assets, net on the March 31, 2011 consolidated balance sheet. The excess of the purchase price over the net tangible and identifiable intangible assets has been recorded as goodwill.

Acquisition related transaction costs of $1.1 million, including legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2010. The financial results of Concuity are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

Southwind

On December 31, 2009, the Company acquired substantially all of the assets of Southwind Health Partners, L.L.C. and Southwind Navigator, LLC, together a leading health care industry management and advisory firm focused on hospital-physician integration and physician practice management. The $16.9 million total purchase price consisted of $11.1 million of cash paid to the Southwind equity holders, net of $0.2 million in cash acquired, and the fair value of estimated additional contingent payments of $5.6 million, of which a portion is payable in shares of the Company's common stock and was recorded as a liability as of March 31, 2010 and 2011. These additional contingent payments will become due and payable to the former owner of the Southwind business if certain milestones are met over the evaluation periods beginning at the acquisition date and extending through December 31, 2014. A $1.5 million upward adjustment was made to the fair value of the contingent liabilities during the year ended March 31, 2011. This adjustment was recorded in cost of services on the accompanying consolidated statements of income and increased the liability to $7.1 million as of March 31, 2011. See Note 10, "Fair value measurements" for further details.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of December 31, 2009. The Company's fair value of identifiable tangible and intangible assets was determined by management taking into account a valuation using an income approach from a market participant perspective, and estimates and assumptions provided by management. Of the total estimated purchase price, $2.3 million was allocated to acquired assets, $1.9 million was allocated to assumed liabilities, and $5.6 million was allocated to intangible assets which consist of the value assigned to customer related intangibles, primarily customer relationships and trademarks, of $5.5 million, and employee related intangibles of $0.1 million. The acquired customer and employee related intangibles have estimated lives ranging from six months to nine years based on the cash flow estimates used to create the valuation models of each identifiable asset with a weighted average amortization period of 7.2 years. Approximately $10.9 million was allocated to goodwill, which represents synergistic benefits expected to be generated from scaling Southwind's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

Acquisition related transaction costs of $0.5 million, including actual and estimated legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2010. The financial results of Southwind are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

NOTE 6. OTHER NON-CURRENT ASSETS

In June 2009, the Company invested in the convertible preferred stock of a private company that provides technology tools and support services to health care providers. In addition, the Company entered into a licensing agreement with that company. The convertible preferred stock investment is recorded at cost, and the carrying amount of this investment as of March 31, 2011 is $5.0 million and is included in other non-current assets on the Company's consolidated balance sheets. The convertible preferred stock carries a dividend rate of 8% that is payable if and when declared by its board of directors, none of which have been declared by the investee and recorded by the Company. This investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of this asset may not be recoverable. The Company believes that no such impairment indicators existed during the fiscal years ended March 31, 2010 or 2011.

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain of its membership programs, the Company provides software tools under hosting arrangements where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement. Software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as software within property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in depreciation and amortization of property and equipment on the Company's consolidated statements of income. Acquired developed software is amortized over its weighted average estimated useful life of approximately seven years based on the cash flow estimate used to determine the value of the asset. The amount of acquired developed software amortization included in depreciation and amortization of property and equipment for the fiscal years ended March 31, 2009, 2010, and 2011 was approximately $0.3 million, $0.3 million, and $0.4 million, respectively.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. There are no capitalized leases included in property and equipment for the periods presented. Property and equipment consists of the following (in thousands):

	As of March 31,	
	2010	2011
Leasehold improvements	$ 15,270	$ 15,734
Furniture, fixtures and equipment	16,242	18,472
Software	19,865	30,524
	51,377	64,730
Accumulated depreciation and amortization	(29,194)	(35,201)
Property and equipment, net	$ 22,183	$ 29,529

The Company evaluates its long-lived assets for impairment when changes in circumstances exist that suggests the carrying value of a long-lived asset may not be fully recoverable. If an indication of impairment exists, and the Company's net book value of the related assets is not fully recoverable based upon an analysis of its estimated undiscounted future cash flows, the assets are written down to their estimated fair value. The Company did not recognize any impairment losses on any of its long-lived assets during the fiscal years ended March 31, 2011 or March 31, 2009. As of September 30, 2009, the Company concluded that certain capitalized software development costs were not fully recoverable. As a result, the Company recognized a pre-tax impairment charge on capitalized software of $7.4 million during the three months ended September 30, 2009. For further discussion of the impairment and the valuation method used, see Note 10, "Fair value measurements."

NOTE 8. GOODWILL AND OTHER INTANGIBLES

Included in the Company's goodwill and other intangibles balances are goodwill and acquired intangibles and internally developed capitalized software for sale. Goodwill is not amortized as it has an estimated infinite life. Goodwill is reviewed for impairment at least annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that no such impairment indicators existed during the fiscal years ended March 31, 2009, 2010, and 2011. There was no impairment of goodwill recorded in the fiscal years ended March 31, 2009, 2010, or 2011.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives which range from six months to ten years. As of March 31, 2011, the weighted average remaining useful life of acquired intangibles was approximately 4.9 years. As of March 31, 2011, the weighted average remaining useful life of internally developed intangibles was approximately 4.0 years.

The gross and net carrying balances and accumulated amortization of other intangibles are as follows (in thousands):

	As of March 31, 2010			As of March 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other Intangibles						
Internally developed intangible for sale:						
Capitalized software	$ 2,715	$ (553)	$ 2,162	$ 4,695	$ (1,173)	$ 3,522
Acquired intangibles:						
Developed software	738	(723)	15	6,988	(1,988)	5,000
Customer relationships	3,600	(100)	3,500	8,200	(1,320)	6,880
Trademarks	1,500	(75)	1,425	2,000	(500)	1,500
Non-compete agreements	100	(25)	75	750	(205)	545
Customer contracts	3,713	(1,729)	1,984	3,713	(2,710)	1,003
Total other intangibles	$12,366	$(3,205)	$ 9,161	$26,346	$(7,896)	$18,450

Amortization expense for other intangible assets for the fiscal years ended March 31, 2009, 2010, and 2011, recorded in cost of services on the accompanying consolidated statements of income, was approximately $1.0 million, $1.6 million, and $4.7 million, respectively. The following approximates the anticipated aggregate amortization expense to be recorded in cost of services on the consolidated statements of income for each of the following five fiscal years ending March 31, 2012 through 2016: $4.2 million, $4.0 million, $4.0 million, $3.6 million, and $0.8 million, respectively, and $1.4 million thereafter.

NOTE 9. MEMBERSHIP FEES RECEIVABLE

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2010	2011
Billed fees receivable	$ 36,827	$ 38,055
Unbilled fees receivable	110,238	145,992
	147,065	184,047
Allowance for uncollectible revenue	(3,612)	(4,885)
Membership fees receivable, net	$143,453	$ 179,162

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay on an installment basis and all of the unbilled fees recorded are expected to be billed in the next twelve months.

NOTE 10. FAIR VALUE MEASUREMENTS

Financial assets and liabilities

The estimated fair values of financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The Company's financial instruments consist primarily of cash, cash equivalents, and marketable securities. The following methods and assumptions are used to estimate the fair value of each class of financial assets or liabilities that are valued on a recurring basis.

Cash and cash equivalents

This includes all cash and liquid investments with an original maturity of three months or less from the date acquired. The carrying amount approximates fair value because of the short maturity of these instruments. Cash equivalents consist of money market funds with original maturity dates of less than three months for which the fair value is based on quoted market prices. The Company's cash and cash equivalents are held at major commercial banks.

Marketable securities

The Company's marketable securities, consisting of U.S. government agency obligations and various state tax-exempt notes and bonds, are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Contingent earn-out liabilities

This represents the Company's estimated fair value of the contingent earn-out liabilities related to acquisitions based on probability assessments of certain performance achievements during the earn-out periods. Contingent earn-out liabilities are included in other long-term liabilities on the accompanying consolidated balance sheets. See Note 5, "Acquisitions" for further details.

Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The valuation can be determined using widely accepted valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). As a basis for applying a market-based approach in fair value measurements, GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity, such as discounted cash flow methodologies.

The Company's population of financial assets and liabilities subject to fair value measurements on a recurring basis and the necessary disclosures are as follows (in thousands):

	Fair Value as of March 31, 2011	Fair Value Measurement as of March 31, 2011 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents[1]	$30,378	$30,378	$—	$ —
Available-for-sale marketable securities[2]	86,179	86,179	—	—
Financial liabilities				
Contingent earn-out liabilities[3]	15,500	—	—	$15,500

	Fair Value as of March 31, 2010	Fair Value Measurement as of March 31, 2010 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents[1]	$61,238	$61,238	$—	$ —
Available-for-sale marketable securities[2]	51,682	51,682	—	—
Financial liabilities				
Contingent earn-out liabilities[3]	5,600	—	—	5,600

(1) Fair value is based on quoted market prices.

(2) Fair value is determined using quoted market prices of the assets. For further detail, see Note 4, "Marketable securities."

(3) This fair value measurement is based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value using the income approach. In developing these estimates, the Company considered certain performance projections, historical results, and general macro-economic environment and industry trends.

The Company's fair value estimate of the Southwind earn-out liability was $5.6 million as of the date of acquisition. The final amount paid will be made in a combination of cash and/or the Company's common stock. The Company's fair value estimate of the Concuity earn-out liability, which is payable in cash, was $4.0 million as of the date of acquisition. The Company's fair value estimate of the Cielo earn-out liability, which is payable in cash, was $4.4 million as of the date of acquisition. Changes in the fair value of the contingent earn-out liabilities subsequent to the acquisition date, including changes arising from events that occurred after the acquisition date, such as changes in the Company's estimate of performance achievements and discount rates, are recognized in earnings in the periods when the estimated fair value changes. The following table represents a reconciliation of the change in the contingent earn-out liabilities for the fiscal years ended March 31, 2009, 2010 and 2011 (in thousands):

	As of March 31,		
	2009	2010	2011
Beginning balance:	$—	$5,600	$ 5,600
Fair value change in Southwind contingent earn-out liability[1]	—	—	1,500
Addition of Concuity contingent earn-out liability	—	—	4,000
Addition of Cielo contingent earn-out liability	—	—	4,400
Ending balance	$—	$5,600	$15,500

(1) Amounts were recognized in cost of services on the accompanying consolidated statements of income.

Non-financial assets and liabilities

Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of September 30, 2009, the Company concluded that certain capitalized software development costs were not fully recoverable based on projected cash flows attributable to those assets. As a result, certain assets held and used with a carrying amount of $8.8 million as of September 30, 2009 were written down to a fair value of $1.4 million, resulting in a pre-tax impairment charge of $7.4 million. The Company utilized the discounted cash flow method to determine the fair value of the capitalized software assets as of September 30, 2009. Cash flows were determined based on the Company's estimates of future operating results and discounted using an internal rate of return consistent with that used by the Company to evaluate cash flows of other assets of a similar nature. Due to the significant unobservable inputs inherent in discounted cash flow methodologies, this method is classified as Level 3 in the fair value hierarchy. For additional information related to this impairment, see Note 7, "Property and equipment."

During the fiscal years ended March 31, 2011 and March 31, 2009, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

NOTE 11. STOCK-BASED COMPENSATION

Equity incentive plans

The Company issues awards, including stock options and restricted stock units ("RSUs"), under the Company's 2005 Stock Incentive Plan (the "2005 Plan"), the 2009 Stock Incentive Plan (the "2009 Plan"), and, through September 11, 2009, the Company's 2006 Stock Incentive Plan (the "2006 Plan"). Upon approval of the 2009 Plan by the Company's stockholders on September 11, 2009, the 2006 Plan was frozen with respect to new awards.

The aggregate number of shares of the Company's common stock available for issuance under the 2005 Plan may not exceed 1,600,000, plus the shares that remained available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan") as of November 15, 2005 and shares subject to outstanding awards under the 2001 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2005 Plan have a seven year maximum contractual term. The aggregate number of shares of the Company's common stock available for issuance under the 2009 Plan may not exceed 1,055,000, plus the shares that remained available for issuance under the 2006 Plan as of June 26, 2009 and shares subject to outstanding awards under the 2006 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2006 Plan and the 2009 Plan have a five year maximum contractual term. As of March 31, 2011, there were 638,029 shares available for issuance under the 2005 Plan and 569,151 shares available for issuance under the 2009 Plan.

The 2009 Plan and the 2005 Plan (the "Plans") are administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine which officers, directors, and employees are awarded options or share awards pursuant to the Plans and to determine the terms of the awards. Grants may consist of treasury shares or newly issued shares. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. The exercise price of a stock option or other equity-based award is equal to the closing price of the Company's common stock on the date of grant. The Company generally awards non-qualified options, but the Plans do allow for options to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Holders of options do not participate in dividends, if any, until after the exercise of the award. RSUs are equity settled stock-based compensation arrangements of a number of shares of the Company's common stock. RSU holders do not participate in dividends, if any, nor do they have voting rights until the restrictions lapse.

Stock option activity

During the fiscal years ended March 31, 2009, 2010, and 2011, the Company granted 437,911, 950,050, and 297,500 stock options, respectively, with a weighted average exercise price of $44.64, $19.04, and $34.75, respectively. The weighted average fair values of the stock option grants are listed in the stock option valuation section below. During the fiscal years ended March 31, 2009, 2010, and 2011, participants exercised 18,625, 11,500, and 605,641 options for a total intrinsic value of $0.4 million, $0.1 million, and $9.8 million, respectively. Intrinsic value is calculated as the number of shares exercised times the Company's stock price at exercise less the exercise price of the option.

In September 2009, certain members of the Company's senior management and Board of Directors voluntarily surrendered an aggregate of 830,025 stock options (both vested and unvested) having exercise prices between $51.56 per share and $60.60 per share. The individuals who surrendered options received no consideration in return, and were not promised any consideration in return, such as future equity grants to replace the surrendered options. The Company does not plan to vary its equity grant practices as a result of this cancellation. The Company accelerated the remaining expense on these cancelled awards, which resulted in pre-tax charges of approximately $0.7 million recorded in cost of services, $0.1 million recorded in member relations and marketing, and $1.1 million recorded in general and administrative expense during the fiscal year ended March 31, 2010. This cancellation resulted in the reversal of $4.7 million of deferred tax assets that would no longer be realized. The reversal of these deferred tax assets resulted in a decrease to additional paid-in capital as the Company has a sufficient pool of excess tax benefits.

Restricted stock unit activity

During the fiscal years ended March 31, 2009, 2010, and 2011, the Company granted 158,933, 76,500, and 266,314 RSUs, respectively. The valuation of RSUs is determined as the fair market value of the underlying shares on the date of grant. The weighted average grant date fair value of RSUs granted for the fiscal years ended March 31, 2009, 2010, and 2011 was $44.76, $18.52, and $33.85, respectively. During the fiscal years ended March 31, 2009, 2010, and 2011, participants vested in 90,755, 115,839, and 120,378 RSUs, respectively, for a total intrinsic value of $1.5 million, $3.6 million, and $5.4 million, respectively. Intrinsic value is calculated as the number of shares vested times the Company's closing stock price at the vesting date. Of the 120,378 RSUs vested in the fiscal year ended March 31, 2011, 36,339 shares were withheld to satisfy minimum employee tax withholding.

There were 199,956 RSUs outstanding as of March 31, 2011. During the fiscal year ended March 31, 2011, 20,000 RSUs were forfeited. The weighted average fair value of RSUs granted during the fiscal year ended March 31, 2011 was $33.85, the majority of which vest in four equal annual installments on the anniversary of the grant date.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan ("ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 15% of their eligible compensation to purchase shares of the Company's common stock. Under the ESPP, shares of the Company's common stock may be purchased at the end of each fiscal quarter at 95% of the closing price of the Company's common stock. A total of 842,000 shares of the Company's common stock are authorized under the ESPP. As of March 31, 2011, a total of 755,232 shares were available for issuance under the ESPP. During the fiscal years ended March 31, 2009, 2010, and 2011, the Company issued 14,844, 5,573, and 4,336 shares, respectively. under the ESPP at an average price of $23.82, $26.68, and $44.23 per share, respectively. The compensation expense related to the ESPP recorded in the fiscal years ended March 31, 2009, 2010, and 2011 was not material.

Valuation assumptions and equity based award activity

As discussed in Note 3, "Summary of significant accounting policies," determining the estimated fair value of stock-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares, and forfeiture rates of the awards.

Stock option valuation

The Company calculates the fair value of all stock option awards, with the exception of the stock options issued with market-based conditions, on the date of grant using the Black-Scholes model. The expected term for its stock options was determined through analysis of historical data on employee exercises, vesting periods of awards, and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Volatility is calculated based on historical volatility of the daily closing price of the Company's common stock continuously compounded with a look back period similar to the terms of the expected life of the grant. The Company has not declared or paid any cash dividend on its common stock since the closing of its initial public offering and does not currently anticipate declaring or paying any cash dividends. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition, and cash requirements.

The following average key assumptions were used in the valuation of stock options granted in each respective period:

	Year Ended March 31,		
	2009	2010	2011(1)
Stock option grants:			
Risk-free interest rate	2.80%–3.28%	1.44%–2.19%	0.8%–2.56%
Expected lives in years	4.0	4.0	3.9
Expected volatility	28.0%–31.0%	35.8%–41.9%	36.7%–42.1%
Dividend yield	0.0%	0.0%	0.0%
Weighted average exercise price of options granted	$44.64	$19.04	$34.75
Weighted average grant date fair value of options granted	$12.08	$ 6.01	$ 11.27
Number of shares granted	437,911	950,050	297,500

(1) Includes 45,000 stock options that were issued with market-based conditions to an employee. The Company calculated the fair value of these stock option awards. The options were valued on the date of grant at $9.82 per share using a lattice option-pricing model. The significant assumptions used were as follows: risk-free interest rate of 1.71%; expected term of 3.3 years; expected volatility of 38.35%; dividend yield of 0.0%; and a weighted average exercise price of $34.27 per share.

The following table summarizes the changes in common stock options during the fiscal year ended March 31, 2011 for all of the stock incentive plans described above.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(In years)*	Aggregate Intrinsic Value *(In thousands)*
Outstanding, March 31, 2008	2,445,979	$ 42.17		
Granted	437,911	$44.64		
Exercised	(18,625)	$22.48		
Forfeited	(29,500)	$ 37.88		
Outstanding, March 31, 2009	2,835,765	$42.73		
Granted	950,050	$19.04		
Exercised	(11,500)	$18.58		
Forfeited	(75,085)	$ 47.37		
Cancellations	(830,365)	$ 53.14		
Outstanding, March 31, 2010	2,868,865	$ 31.81		
Granted	297,500	$34.75		
Exercised	(605,641)	$29.35		
Forfeited	(31,125)	$ 43.15		
Outstanding, March 31, 2011	2,529,599	$32.79	3.52	$47,876
Exercisable	1,494,709	$ 37.32	3.19	$21,247

The aggregate intrinsic value in the table above is the sum of the amounts by which the quoted market price of our common stock exceeded the exercise price of the options as of March 31, 2011, for those options for which the quoted market price was in excess of the exercise price. This amount changes over time based on changes in the fair market value of the Company's stock. During the fiscal years ended March 31, 2009, 2010, and 2011, 683,952, 173,413, and 311,990 options, respectively, vested with fair values of $6.1 million, $1.7 million, and $2.5 million, respectively.

Valuation for restricted stock units

RSUs are valued at the grant date closing price of the Company's common stock as reported by The NASDAQ Stock Market LLC ("NASDAQ").

Valuation for employee stock purchase rights

The value of employee stock purchase rights for shares of stock purchased under the ESPP is determined as the fair market value of the underlying shares on the date of purchase as determined by the closing price of the Company's common stock as recorded by NASDAQ, less the purchase price, which is 95% of the closing price of the Company's common stock. The ESPP enrollment begins on the first day of the quarter. Stock purchases occur on the last day of the quarter, with only eligible employee payroll deductions for the period used to calculate the shares purchased. There is no estimate of grant date fair value or estimated forfeitures since actual compensation expense was recorded in the period on the purchase date. The fair value of employee stock purchase rights is equivalent to a 5% discount of the purchase date closing price.

Forfeitures

Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term and can range from six months to four years. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

Compensation expense

The Company recognized stock-based compensation expense in the following consolidated statements of income line items for stock options and RSUs and for shares issued under the Company's ESPP, for the fiscal years ended March 31, 2009, 2010, and 2011 (in thousands, except per share amounts):

	Year Ended March 31,		
	2009	2010	2011
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 4,273	$ 3,930	$ 2,763
Member relations and marketing	2,436	2,248	1,663
General and administrative	5,738	5,974	4,366
Depreciation	—	—	—
Total costs and expenses	12,447	12,152	8,792
Income from operations	(12,447)	(12,152)	(8,792)
Net income	$ (8,464)	$ (7,984)	$(5,725)
Impact on diluted earnings per share	$ (0.51)	$ (0.51)	$ (0.35)

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
	2009	2010	2011
Stock-based compensation expense by award type:			
Stock options	$ 7,209	$ 6,287	$ 3,590
Restricted stock units	5,179	5,857	5,202
Employee stock purchase rights	59	8	—
Total stock-based compensation	$ 12,447	$ 12,152	$ 8,792

As of March 31, 2011, $14.2 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.3 years.

Tax benefits

The benefits of tax deductions in excess of recognized book compensation expense are reported as a financing cash inflow in the accompanying consolidated statements of cash flows. Approximately $0.3 million, $0, and $2.6 million of tax benefits associated with the exercise of employee stock options and restricted stock units were recorded as cash from financing activities in the fiscal years ended March 31, 2009, 2010, and 2011, respectively.

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the consolidated balance sheets are composed solely of net unrealized gains and losses on marketable securities net of applicable income taxes.

NOTE 13. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2009	2010	2011
Current	$ 6,482	$ 14,105	$ 11,441
Deferred	3,635	(8,136)	(1,511)
Provision for income taxes	$ 10,117	$15,969	$ 9,930

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2009	2010	2011
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of U.S. federal income tax benefit	2.2	5.7	5.5
Tax-exempt interest income	(1.6)	(2.7)	(1.5)
D.C. QHTC income tax credits	(5.0)	(9.1)	(7.3)
Other permanent differences, net	1.4	5.4	3.2
Effective tax rate	32.0%	34.3%	34.9%

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2010	2011
Deferred income tax assets (liabilities):		
Tax credit carryforwards	$ 6,818	$ 7,775
Deferred compensation accrued for financial reporting purposes	4,885	5,515
Stock-based compensation	6,487	6,831
Reserve for uncollectible revenue	1,550	1,980
Depreciation	—	270
Acquired intangibles	—	298
Unrealized losses on available-for-sale securities	—	61
Other	918	295
Total deferred tax assets	20,658	23,025
Capitalized software development costs	(3,157)	(4,584)
Acquired intangibles	(1,529)	—
Deferred incentive compensation and other deferred charges	(1,769)	(2,901)
Unrealized gains on available-for-sale securities	(557)	—
Depreciation	(235)	—
Total deferred tax liabilities	(7,247)	(7,485)
Net deferred income tax assets	$ 13,411	$15,540

In estimating future tax consequences, the Company generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. The effect of future changes in existing laws or rates is not considered in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted.

The Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken for the financial statement recognition and measurement of a tax position. If a tax position does not meet the more-likely-than-not initial recognition threshold, no benefit is recorded in the financial statements. The Company does not currently anticipate that the total amounts of unrecognized tax benefits (of which the amount was $0 as of March 31, 2011) will significantly change within the next 12 months. The Company classifies interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes. No interest or penalties were recognized in the consolidated statements of income for the fiscal years ended March 31, 2009, 2010, or 2011. The Company files income tax returns in U.S. federal and state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations for filings in major tax jurisdictions before 2007.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") provides regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies ("QHTC") doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the New E-conomy Transformation Act of 2000 had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through calendar year 2008 and 6.0% thereafter, versus 9.975% prior to this qualification. Under that Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits. As of March 31, 2011, the Company has $12.2 million of Washington, D.C. tax credits which have expiration rates ranging from 2016 to 2021.

NOTE 14. STOCKHOLDERS' EQUITY

In April 2008, the Company's Board of Directors authorized an increase in its cumulative share repurchase program to $350 million of the Company's common stock. The Company repurchased 2,051,225, 146,179, and 188,930 shares of its common stock at a total cost of approximately $61.5 million, $4.0 million, and $8.3 million in the fiscal years ended March 31, 2009, 2010, and 2011, respectively, pursuant to its share repurchase program. All repurchases to date have been made in the open market. No minimum number of shares subject to repurchase has been fixed and the share repurchase authorization has no expiration date. As of March 31, 2011, the remaining authorized repurchase amount was $33.7 million.

As of March 31, 2011 and March 31, 2010, the Company had repurchased 7,520,671 and 7,331,741 shares of the Company's common stock, respectively, at a total cost of $316.3 million and $308.0 million, respectively. Of these repurchased shares, 1,000,000 shares have been retired.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases its headquarters space (the "Lease") under an operating lease that expires in 2019. Leasehold improvements related to the Lease are depreciated over the term of the Lease and totaled approximately $11.0 million, net, and $10.0 million, net, as of March 31, 2010 and 2011, respectively. The terms of the Lease contain provisions for rental escalation, and the Company is required to pay its portion of executory costs such as taxes, insurance, and operating expenses. The Company also leases (under operating leases) small office spaces in Portland, Oregon; Austin, Texas; Nashville, Tennessee; Vernon Hills, Illinois; San Francisco, California; Ann Arbor, Michigan and Chennai, India. The Oregon lease expires in June 2016, the Texas lease in October 2019, the Tennessee lease in September 2017, the Illinois lease in September 2014, the California lease in November 2012, the Michigan lease in December 2012, and the India lease in December 2016. The Company recognized rental and executory expenses of $8.5 million, $9.3 million, and $9.4 million in the fiscal years ended March 31, 2009, 2010, and 2011, respectively, related to these leases.

The following table details the future minimum lease payments under the Company's current leases, excluding rental escalation and executory costs (in thousands):

Year Ending March 31,	
2012	$ 8,288
2013	9,318
2014	9,573
2015	9,242
2016	9,413
Thereafter	27,822
Total	$73,656

Purchase obligations

The Company has entered into an agreement for the purchase of software development services which is not cancelable. As of March 31, 2011, the Company's obligation in connection with this agreement runs through November 2013, and the payments expected to be made under this agreement total $3.0 million during that period. No purchases have been made under this arrangement as of March 31, 2011.

Credit facility

In November 2006, the Company entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases, or other general corporate purposes. Borrowings under the credit facility, if any, will be collateralized by certain of the Company's marketable securities and will bear interest at an amount based on the published LIBOR rate. The Company is also required to maintain an interest coverage ratio for each of its fiscal years of not less than three to one. The Company was in compliance with this financial covenant for the fiscal year ended March 31, 2011. The credit facility renews automatically each year until October 31, 2011, and can be increased at the request of the Company by as much as $10 million per year up to an aggregate maximum increase of $50 million. The Company has not requested any increases in the credit facility and there have been no borrowings under the facility. The amount available for borrowing as of March 31, 2011 was $20 million.

Benefit plan

The Company sponsors a defined contribution 401(k) plan (the "401(k) Plan") for all employees who have reached the age of twenty-one. The Company provides discretionary contributions in the range of 0% to 100%, which percentage is determined by the Company after the end of the applicable plan year, of an employee's contribution up to a maximum of 4% of base salary. During the period from March 1, 2009 to December 31, 2009, the Company suspended its discretionary contributions to the 401(k) Plan. Contributions to the 401(k) Plan for the fiscal years ended March 31, 2009, 2010, and 2011 were approximately $1.0 million, $0.3 million, and $2.2 million, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is currently not a party to, and its property is not subject to, any material legal proceedings.

NOTE 16. SEGMENTS AND GEOGRAPHIC AREAS

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. The Company has one reportable segment for financial statement purposes. For additional detail on the Company's determination of segments, see Note 3, "Summary of significant accounting policies for additional information."

Substantially all of the Company's identifiable assets are located in the United States. Disclosed in the following table is revenue information for each geographic area for the years ended March 31, 2009, 2010, and 2011 (in thousands):

	Year Ended March 31,		
	2009	2010	2011
United States	$ 223,497	$229,389	$ 280,273
Other countries	6,863	9,934	9,975
Total revenue	$230,360	$239,323	$290,248

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for the fiscal years ended March 31, 2010 and 2011 is as follows (in thousands, except per share amounts):

	Fiscal 2010 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$56,703	$58,323	$60,893	$63,404
Income (loss) from operations[1]	5,412	(3,804)	5,955	7,499
Income (loss) before provision for income taxes[1]	6,374	(3,220)	6,558	7,690
Net income (loss)	$ 4,188	$ (2,116)	$ 4,309	$ 5,052
Earnings per share:				
Basic	$ 0.27	$ (0.14)	$ 0.28	$ 0.33
Diluted	$ 0.27	$ (0.14)	$ 0.27	$ 0.32

	Fiscal 2011 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$66,688	$ 71,102	$ 75,210	$ 77,248
Income from operations	6,945	7,043	5,658	6,942
Income before provision for income taxes	7,166	7,620	6,138	7,530
Net income	$ 4,593	$ 4,884	$ 3,934	$ 5,113
Earnings per share:				
Basic	$ 0.30	$ 0.31	$ 0.25	$ 0.32
Diluted	$ 0.29	$ 0.30	$ 0.24	$ 0.31

(1) Includes a non-cash charge of $1.9 million associated with the cancellation of certain stock options and a $7.4 million non-cash charge resulting from the write-off of capitalized software in the quarter ended September 30, 2009.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Advisory Board Company and Subsidiaries

Management is responsible for the preparation and integrity of our consolidated financial statements appearing in our Annual Report. Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in our consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of our consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Employees, Code of Business Conduct and Ethics for Members of the Board of Directors and Code of Ethics for Finance Team Members. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent registered public accounting firm to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2011 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting, which is included herein.



Robert W. Musslewhite
Chief Executive Officer and Director
June 14, 2011



Michael T. Kirshbaum
Chief Financial Officer and Treasurer
June 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited The Advisory Board Company and subsidiaries' internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Advisory Board Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Advisory Board Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011 of The Advisory Board Company and subsidiaries and our report dated June 14, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
June 14, 2011

CORPORATE INFORMATION

Annual Report on Form 10-K and Investor Contact

The information in this annual report is a summary and should be considered along with the Company's Annual Report on Form 10-K for the year ending March 31, 2011.

A copy of the Company's Form 10-K for the year ending March 31, 2011, filed with the Securities and Exchange Commission, is available without charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Michael T. Kirshbaum, Chief Financial Officer, at The Advisory Board Company, 2445 M Street, NW, Washington, DC 20037.

Common Stock Dividend Information

The common stock of The Advisory Board Company has been traded on the Nasdaq Stock Market under the symbol ABCO since the initial public offering on November 12, 2001. As of July 18, 2011, there were approximately 7,000 holders of the common stock, including eight stockholders of record. The Company has not declared or paid any cash dividends on the common stock since the closing of its initial public offering, and it does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition and cash requirements.

Corporate Office
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
202-266-5600
www.advisoryboardcompany.com

Registrar and Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
800-937-5449

Independent Registered Accountant
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

This table sets forth, for the periods indicated, the high and low sales prices per share of the Company's common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal year ending March 31, 2010		
First Quarter	$26.06	$16.30
Second Quarter	$27.53	$22.80
Third Quarter	$30.65	$24.49
Fourth Quarter	$33.37	$31.50
Fiscal year ending March 31, 2011		
First Quarter	$44.15	$31.65
Second Quarter	$44.97	$39.74
Third Quarter	$50.68	$44.16
Fourth Quarter	$52.81	$46.43

BOARD OF DIRECTORS

Frank J. Williams
Executive Chairman
The Advisory Board Company

Peter J. Grua † ‡
Director
Partner,
HLM Venture Partners

Robert W. Musslewhite
Director
Chief Executive Officer,
The Advisory Board Company

Leon D. Shapiro †‡
Director
Executive Vice President
Client Operations,
LogicSource

Sanju K. Bansal ‡
Director
Vice Chairman,
Executive Vice President and
Chief Operating Officer,
MicroStrategy Incorporated

Kelt Kindick* † ‡
Lead Director
Chief Financial Officer,
Bain & Company

Mark R. Neaman* ‡
Director
President and Chief Executive
Officer, North Shore University
Health System

LeAnne M. Zumwalt* ‡
Director
Vice President,
DaVita, Inc.

* Member of the Audit Committee of the Board of Directors
† Member of the Compensation Committee of the Board of Directors
‡ Member of the Governance Committee of the Board of Directors

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

Robert W. Musslewhite
Chief Executive Officer

Frank J. Williams
Executive Chairman

David L. Felsenthal
President

Seth B. Blackley
Executive Director

Martin D. Coulter
Executive Vice President

John A. Deane
Chief Executive Officer,
Southwind

Christopher B. Denby
Executive Director

Evan R. Farber
General Counsel and
Corporate Secretary

Scott M. Fassbach
Chief Research Officer,
Education Advisory Board

James L. Field
Executive Director

Michael T. Kirshbaum
Chief Financial Officer

Matthew S. Klinger
Senior Vice President

Nicole D. Latimer
Executive Director

J. Michelle McGee
Executive Director

Cormac F. Miller
Executive Director

Charles W. Roades
Chief Research Officer,
Health Care

Paul W. Roscoe
Chief Executive Officer,
Crimson

Scott A. Schirmeier
Executive Vice President

Richard A. Schwartz
Executive Vice President

Franziska R. Shaw
Executive Director

Adam R. Spiegel
Executive Director

Mary D. VanHoose
Chief Talent Officer


The
Advisory
Board
Company

2445 M Street, NW | Washington, DC 20037
T: **202.266.5600** | F: 202.266.5700
www.advisoryboardcompany.com

Washington, DC | Portland, Oregon | Austin, Texas | Nashville, Tennessee | Vernon Hills, Illinois
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